HellerEhrman

July 5, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

04035506

19064.0001

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JUL 14 2004 WASH, D.C. 185 SECTION

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3700

BEST AVAILABLE COPY

Re: Truly International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Truly International Holdings Limited (the "Company"), S.E.C. File No. 82-3700, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the unaudited condensed consolidated income statement for the first quarter ended March 31, 2004, dated May 7, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on May 10, 2004;

2. The Company's announcement regarding the notice of annual general meeting, dated April 19, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on April 19, 2004;

3. The Company's circular regarding the increase of authorized share capital amendments to articles of association and general mandates to issue and repurchase shares, dated April 19, 2004;

dlw 7/15

4. The Company's announcement regarding 2003 Final Results Announcement, dated March 31, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on April 1, 2004;

5. The Company's annual report 2003, dated March 31, 2004;

6. The Company's announcement relating to share price increase and apparent concentration of public float in hands of small number of shareholders, dated February 19, 2004 , published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on February 20, 2004;

7. The Company's announcement regarding result of the extraordinary general meeting relating to the adoption of new share option scheme and termination of existing share option scheme, dated December 22, 2003 , published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on December 23, 2003;

8. The Company's form of proxy for the extraordinary general meeting to be held on December 22, 2003;

9. The Company's form of proxy for annual general meeting or any adjournment thereof;

10. The Company's circular regarding adoption of new share option scheme and termination of existing share option scheme and increase in authorized share capital, dated December 5, 2003; and

11. The Company's announcement regarding the notice of extraordinary general meeting, dated December 5, 2003, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on December 5, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

HellerEhrman

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Truly International Holdings Limited

H:\dlai\ADR\19064-0001\17sec.doc

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with Limited Liability)

(Stock code: 0732)

ANNOUNCEMENT

The unaudited turnover of the Company and its subsidiaries for the three month period from 1 January 2004 to 31 March 2004 was approximately HK$682,316,000 which was about 227% more than the corresponding period in 2003 (approximately HK$208,571,000).

Unaudited gross profit margin (28.8%) for the period was comparable to the last corresponding period (29.2%) while unaudited net profit margin was significantly improved from 12.5% for the period in 2003 to 17.0% during the current period.

As a matter of increasing the transparency of Truly International Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") to the public, the Company's Board of Directors (the "Board") is pleased to announce the Group's first quarter unaudited consolidated results for the period from 1 January 2004 to 31 March 2004 as follows:

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the first quarter ended 31 March 2004

	Unaudited For the period from 1.1.2004 to 31.3.2004 *HK$'000*	Unaudited For the period from 1.1.2003 to 31.3.2003 *HK$'000*
Turnover *(Note 2)*	682,316	208,571
Cost of sales	(485,634)	(147,661)
Gross profit *(Note 3)*	196,682	60,910
Other operating income	1,747	2,011
Distribution costs	(15,752)	(7,076)
Administrative expenses	(48,652)	(24,918)
Profit from operations	134,025	30,927
Finance costs	(2,525)	(1,531)
Profit before taxation	131,500	29,396
Taxation	(15,597)	(3,300)
Net profit for the period *(Note 4)*	115,903	26,096
Basic earnings per share *(Note 5)*	26.1 HK cents	5.9 HK cents

Notes:

1. The accounting policies and basis used in the preparation of the income statement are the same as those used in the annual financial statements for the year ended 31 December 2003.
2. Unaudited consolidated turnover for the three months ended 31 March 2004 was approximately HK$682,316,000 which was about 227% more than the same period last year (2003: approximately HK$208,571,000).
3. Gross profit margin for the period was around 28.8% (approximately 29.2% for the same period in 2003).
4. Net profit margin for the period was around 17.0% (approximately 12.5% for the same period in 2003).
5. The calculation of the basic earnings per share is based on the net profit for the period of HK$115,903,000 (2003: HK$26,096,000) and on the 444,259,527 (2003: 444,259,527) ordinary shares in issue during the period.

As the unaudited results for the three months ended 31 March 2004 may not reflect the final results for the six months ended 30 June 2004 and the full year ended 31 December 2004, investors and shareholders are advised to exercise extreme caution when dealing in the shares of the Company.

As at the date of this announcement, the executive directors are Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua. The non-executive director is Mr. Chung Kam Kwong and the independent non-executive directors are Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 7 May 2004

香港經濟日報

10 May 2004

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：0732)

公佈

本公司及其附屬公司於二零零四年一月一日至二零零四年三月三十一日三個月期間之未經審核營業額約為682,316,000港元，比二零零三年同期（約為208,571,000港元）多出約227%。

本期間未經審核之毛利率(28.8%)跟去年同期相約(29.2%)，而未經審核之純利率則由二零零三年期間12.5%顯著提升至本期間之17.0%。

為增加信利國際有限公司（「本公司」）及其附屬公司（整體為「本集團」）對公眾之透明度，本公司之董事會（「董事會」）欣然公佈於二零零四年一月一日至二零零四年三月三十一日期間本集團首季度未經審核綜合業績如下：

未經審核簡明綜合收益表

截至二零零四年三月三十一日止首季

	未經審核 於二零零四年 一月一日至 二零零四年 三月三十一日期間 千港元	未經審核 於二零零三年 一月一日至 二零零三年 三月三十一日期間 千港元
營業額 *(附註二)*	682,316	208,571
銷售成本	(485,634)	(147,661)
毛利 *(附註三)*	196,682	60,910
其他經營收入	1,747	2,011
分銷成本	(15,752)	(7,076)
行政費用	(48,652)	(24,918)
經營溢利	134,025	30,927
財務費用	(2,525)	(1,531)
除税前溢利	131,500	29,396
税項	(15,597)	(3,300)
本期間純利 *(附註四)*	115,903	26,096
每股基本盈利 *(附註五)*	26.1 港仙	5.9 港仙

附註：

一、編製收益表所採用的會計政策及基準與編製截至二零零三年十二月三十一日止年度財務報表所採用者一致。

二、截至二零零四年三月三十一日止三個月之未經審核綜合營業額約為682,316,000港元，比去年同期約多227%（二零零三年：約為208,571,000港元）。

三、本期間毛利率為28.8%左右（截至二零零三年同期約為29.2%）。

四、本期間純利率為17.0%左右（截至二零零三年同期約為12.5%）。

五、計算每股基本盈利乃根據本期間115,903,000港元之純利（二零零三年：26,096,000港元）及本期間所發行之444,259,527股普通股（二零零三年：444,259,527股）。

因截至二零零四年三月三十一日止三個月之未經審核業績未必能反映截至二零零四年六月三十日止六個月及截至二零零四年十二月三十一日止全年之最後業績，懇請各投資者及股東在買賣本公司股份時務須謹慎行事。

於本公佈日期，林偉華先生、黃邦俊先生、張達生先生及李建華先生為執行董事。鍾錦光先生為非執行董事，葉祖亭先生及香啟誠先生為獨立非執行董事。

承董事會命

主席

林偉華

香港，二零零四年五月七日

(Page 1)

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with Limited Liability)

NOTICE OF ANNUAL GENERAL MEETING

IOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at mall Connaught Room, 1/F, Mandarin Oriental, Hong Kong, 5 Connaught Road Central, Hong Kong n Wednesday, 12 May 2004 at 3:00 p.m. for the following purposes:

. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2003.

. To declare a final dividend for the year ended 31 December 2003.

. To elect Directors and to authorise the Board of Directors to fix their remuneration.

. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business:

o consider and, if thought fit, pass the following resolutions with or without modifications, as rdinary Resolutions:

A. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

3. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

:. "THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

THAT:

the authorised share capital of the Company be increased from HK$50,000,000 to HK$65,000,000 by the creation of additional 150,000,000 shares of HK$0.10 each.

› consider and, if thought fit, pass the following resolution with or without modification as Special ›solution:

THAT the articles of association of the Company be amended as follows:

(A) By adding the following new definitions and references, within appropriate alphabetic order, to Article 2:

"associate" shall has the same meaning ascribed to it under the Listing Rules

"electronic" shall mean relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

"Recognised Clearing House" shall mean a recognized clearing house as referred to in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house or authorized share depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction

(B) By inserting the following new Article 2A:

The terms "subsidiary" and "holding company" in these Articles shall have the meaning attributed to such terms in the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as in force from time to time, but interpreting the term "subsidiary" in accordance with the definition of "subsidiary" under Rule 1.01 of the Listing Rules

(C) By deleting the existing Article 81 in its entirety and replacing by the following new Article 81:

81. At any general meeting a resolution put to the vote at the meeting shall be determined in the first instance by a show of hands of the members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and entitled to vote unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands) is duly demanded:—

(1) by the Chairman; or

(2) by at least five members present in person or by proxy of (in the case of a member being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting; or

(3) by any member or members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting.

Unless a poll is duly required or demanded in accordance with the foregoing provisions, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by any particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

(D) By deleting the existing Article 82 in its entirety and replacing by the following new Article 82:

82. If a poll is duly required in demanded in accordance with foregoing provisions, it shall (subject as provided in Article 83) be taken in such manner (including the use of ballot or voting papers or tickets) and at once of at such time and place, not being later than thirty days after the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn b[illegible]ly with the consent of the Chairman and a demand so withdrawn shall not be t[illegible]o have invalidated the result of a show of hands declared before the demand was m[illegible]e.

(E) By deleting the existing Article 83 in its entirety and replacing by the following new Article 83:

83. Any poll duly required or demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

(F) By deleting the existing Article 84 in its entirety and replacing by the following new Article 84:

84. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman or the meeting at which the show of hands takes place or at which the poll is required or demanded, shall be entitled to a second or casting vote.

(G) By deleting the existing Article 86 in its entirety and replacing by the following new Article 86:

86. *The requirement or demand for a poll shall not prevent the continuance of a meeting* for the transaction of any business other than the question on which a poll has been required or demanded.

(H) By inserting at the end of existing Article 87 the following new paragraph:

"Where any member is under the Listing Rules, required to abstain from voting for or against any particular or restricted to voting for or against any particular resolution any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

(I) By deleting the existing Article 96(A) in its entirety and replacing by the following new Article 96(A):

96. (A) If a Recognised Clearing House is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is authorized. A person authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the Recognized Clearing House (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company.

(J) By deleting the existing Article 108(A)(2) in its entirety and replacing by the following new Article 108(A)(2):

(2) Save as otherwise provided by the Articles, a Director shall not be entitled to v[illegible]or be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s) has material interest but this prohibition shall not apply to any of the following matters:—

(a) the giving of any security or indemnity either:—

(i) to the Director or his associate(s) in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or for any company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c) any proposal concerning any other company in which the Director or his associate(s) is/are interested, directly or indirectly, whether as an officer or executive or shareholder, or in which the Director or his associate(s) is/are beneficially interested in the shares of that company, provided that he and any of his associates, are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e) any proposal or arrangement concerning the adoption, modification or operation of an employees' share scheme under which the Director or his associate(s) may benefit other than any proposal in relation to the grant of rights under the scheme to him/them or the modification of any rights previously granted to him/them other than in circumstances where such rights are proposed to be amended in similar manner to rights held by other employees and without any special privilege or advantage being accorded; or

(f) any proposal of arrangement concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the Directors or his associates(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director of the Company or any of its subsidiaries or his associate(s), as such any privileges or advantages not generally accorded to the class of persons the which such scheme or fund relates.

(Page 2)

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or his associates(s) (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or any of his associate(s) as known to such chairman has not been fairly disclosed to the Board.

(K) By deleting the existing Article 124 in its entirety and replacing by the following new Article 124:

124. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of director at any general meeting, unless during the period commencing no earlier than the day after the dispatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, a notice in writing signed by a member (not being the person the be proposed) duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose that person for election as a Director and notice in writing signed by that person to be proposed of his willingness to be elected shall have been delivered to the Company's principal place of business in Hong Kong not less than seven days before the date of the general meeting.

(L) By inserting the following new Article 169A:

169A Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Articles shall be in writing or, to the extent permitted by any applicable rules prescribed by the Designated Stock Exchange from time to time and subject to this Articles, contained in an electronic communication. A notice calling a meeting of the Directors need not be in writing.

(M) By inserting at the end of existing Article 170 the following paragraph:

"Without limiting the generality of the foregoing but subject to the applicable laws and regulations and these Articles and any rules prescribed by the Designated Stock Exchange from time to time, a notice or document may be served or delivered by the Company to any shareholder by electronic means to such address as may from time to time be authorised by the shareholder concerned or by publishing it on a computer network and notifying the shareholder concerned, in such manner as he may from time to time authorize, that it has been so published."

(N) By inserting the following new Article 170A:

170A Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

(O) By inserting the following new Articles 171B (1) and (2):

171B(1) Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelop or wrapper addressed to the Company or to such officer at the Company's head office or registered office.

171B(2) The Directors may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they deem fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Directors.

(P) By deleting the existing Article 172 in its entirety and replacing by the following new Article 172:

172. Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but deposited by the Company at a registered address shall be deemed to have been served or delivered on the day that it was so deposited. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the shareholder concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or on a computer network shall be deemed to have been served or delivered on the day it was so published.

(Q) By deleting the existing Article 177 in its entirety and replacing by the following new Article 177:

177. Subject to any special provisions contained in these Articles or in any other laws, all notices required to be given by advertisement shall be advertised in at least one daily Chinese language and one daily English language newspaper circulating in Hong Kong or by electronic communication in the manner in which notices may be served by the Company by electronic means as herein provided.

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 19 April 2004

Notes:

(1) The Register of Members of the Company will be closed from 3 May 2004 to 7 May 2004, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

股東週年大會通告

茲通告本公司謹定於二零零四年五月十二日星期三下午三時正假座香港中環干諾道中5號文華東方酒店一樓細康樂廳舉行股東週年大會，以討論下列事項：

1. 省覽截至二零零三年十二月三十一日止年度之財務報表及董事會與核數師之報告書。
2. 宣派截至二零零三年十二月三十一日止年度之末期股息。
3. 選舉董事並授權董事會釐定彼等之酬金。
4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案(不論有否修訂)：

5A.「動議：

(a) 在下文(b)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力購買本公司股本中之股份；

(b) 本公司董事會根據上文(a)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(c) 就本決議案而言，「有關期間」指由通過本決議案當日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

5B.「動議：

(a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發(不論是否根據購股權而配發)之股份總面值(並非根據(i)配售新股(定義見下文)、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兌換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者)不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議(惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排)。」

5C.「動議擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

(J) 刪除現有第108(A)(2)條全文，並以下列新第108(A)(2)條代替：

(2) 除細則另有規定者外，董事不得就其與其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之任何董事會決議案投票，亦不得計入會議之法定人數，惟此項限制不適用於下列任何情況：

(a) 向以下人士提供任何抵押或賠償保證：

(i) 向董事或其聯繫人士就其或其任何聯繫人士因應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益而借出之款項或承擔之責任而提供；或

(ii) 因應本公司或其任何附屬公司之債項或責任而向第三者提供，其中董事或其聯繫人士個人或共同按某項擔保或賠償保證或抵押而承擔全部或部份責任；

(b) 有關發售本公司或本公司可能創立或擁有權益之任何公司股份、債權證或其他證券以供認購或購買，而董事或其聯繫人士因參與有關發售之包銷或分包銷而擁有權益之任何建議；

(c) 有關董事或其聯繫人士僅以高級人員或執行人員或股東身份直接或間接實益擁有其中權益之任何其他公司(假設該董事或其任何聯繫人士並無合共實益擁有該公司(或其取得其聯繫人士權益之任何第三間公司)任何類別已發行股份或投票權百分之五或以上權益)之任何建議；

(d) 董事或其聯繫人士僅因持有本公司股份、債權證或其他證券而與其他持有本公司股份、債權證或其他證券之人士以相同方式擁有其中權益之任何合約或安排；

(e) 有關採納、修訂或執行董事或其聯繫人士可能獲益之僱員購股權計劃之任何建議或安排，惟不包括有關根據計劃向其／彼等授出權利或修訂任何先前授予其／彼等權利之任何建議(建議以其他僱員所持權利之類似修訂形式對該等權利進行修訂，且並無給予任何特權或利益之情況除外)；或

(f) 有關採納、修訂或執行同時涉及本公司或其任何附屬公司之董事、其聯繫人士及僱員之退休金或退休、身故或傷殘福利計劃，而本公司或其任何附屬公司任何董事或其聯繫人士並不獲提供任何與該計劃或基金有關之類別人士不獲賦予之特權或利益；

倘在任何董事會會議上就董事(會議主席除外)或其聯繫人士權益之重要性或任何董事(該主席除外)享有之投票權或計入法定人數提出任何問題，而該問題不能因其自願同意放棄投票或不計入法定人數而議決，則該問題將交由會議主席裁定，而彼就該名其他董事或其聯繫人士之裁決為最終及具決定性，惟在有關董事並無將其所知其或其聯繫人士之權益性質或範圍向董事會作出公平披露之情況則除外。倘就會議主席提出任何上述問題，則該問題將由董事會決議案(該主席不得就此計入法定人數及投票)決定，而該決議案為最終及具決定性，惟在該主席並無將其所知其或其任何聯繫人士之權益性質或範圍向董事會作出公平披露之情況則除外。

(K) 刪除現有第124條全文，並以下列新第124條代替：

124. 除非一項由正式合資格出席大會及於會上投票之股東(並非被推選之人士)簽發之書面通知(並於該通知表明其擬在大會推選該人士出任董事之意願)及一項由被推選人士簽發表明其願意膺選之書面通知已於股東大會舉行日期前最少七日期間(由不早於就寄發指定作該推選之大會通告後翌日起至

考慮並酌情通過下列決議案為特別決議案（不論有否修訂）：

7. 動議本公司之組織章程細則修訂如下：

(A) 於第2條按適當之字母次序加入下列新定義及提述：

「聯繫人士」指具上市規則所賦予之涵義

「電子」指有關擁有電子、數碼、電磁、無線、光電磁或類似功能之技術

「香港」指中華人民共和國香港特別行政區

「上市規則」指香港聯合交易所有限公司證券上市規則（經不時修訂）

「認可結算所」指香港法例第571章證券及期貨條例所指之認可結算所、或本公司股份上市或報價之證券交易所之司法權區法例所認可之結算所或獲授權股份存管處

(B) 加入下文作為新第2A條：

該等細則中「附屬公司」及「控股公司」兩詞具有不時生效之香港法例第32章公司條例所賦予之涵義，惟「附屬公司」乃按上市規則第1.01條「附屬公司」之定義作出詮釋

(C) 刪除現有第81條全文，並以下列新第81條代替：

81. 在任何股東大會上交由大會表決之決議案，須先由股東親身出席、委派代表或（倘股東為法團）其正式授權代表出席並以舉手方式表決，除非根據上市規則之規定或（在宣佈舉手表決之結果前或當時）由下列人士正式要求以投票方式表決，則不在此限：

(1) 主席；或

(2) 最少五名親身出席、委派代表或（倘股東為法團）其正式授權代表出席且當時有權於大會上投票之股東；或

(3) 佔全體有權在大會上投票之股東之總投票權不少於十分之一，並親身出席、委派代表或（倘股東為法團）其正式授權代表出席之任何一名或多名股東。

除非有正式規定或要求按上述條文以投票方式表決，否則主席宣佈有關決議案已獲舉手表決通過或一致通過，或獲某特定過半數通過，或不獲通過，並且在載有本公司議事程序紀錄之簿冊內亦登載相應之記項，即為有關事實之不可推翻確證，而毋須證明該項決議案所得贊成票或反對票之數目或比例。

(D) 刪除現有第82條全文，並以下列新第82條代替：

82. 倘根據上述條文正式要求以投票方式表決，則表決根據第83條所規定被當作以該方式進行（包括利用投票、選票或票證），且即時於同一時間及地點進行，而不得遲於要求以投票方式表決及由主席主持之大會或續會日期後三十日。毋須就並非即時以投票方式之表決發出通告。以投票方式表決結果將被視為要求以投票方式表決之大會之決議案。要求以投票方式表決僅可於主席同意下撤回，且有關撤回之要求不得當作提出要求前宣佈之舉手投票結果無效。

(E) 刪除現有第83條全文，並以下列新第83條代替：

83. 凡就選舉大會主席或就大會應否延期之問題而正式規定或要求以投票方式表決，須於大會上進行且不得延期。

(F) 刪除現有第84條全文，並以下列新第84條代替：

84. 在舉手表決或規定或要求以投票方式表決之大會上，不論是以舉手或投票作出之表決，倘票數均等，該大會主席有權投第二票或決定票。

(G) 刪除現有第86條全文，並以下列新第86條代替：

86. 以投票方式表決之規定或要求不得妨礙大會任何事項之進行，惟規定或要求以投票方式表決之事項則除外。

(H) 於現有第87條末加入下列新段：

「倘任何股東根據上市規則須就任何特定決議案放棄投票，或受限制僅可投票贊成或反對任何特定決議案，則有關股東或其代表在違反該規定或限制情況下所投之票數，將不予計算在內。」

(I) 刪除現有第96(A)條全文，並以下列新第96(A)條代替：

96. (A) 倘認可結算所為本公司股東，則其可透過其董事或其他監管機構之決定或透過其授權人授權其認為合適之人士，於本公司任何會議或本公司任何類別股東之任何大會上擔任其代表，惟倘獲授權之人士超過一名，則該授權必須明示每名代表所代表之股份數目及類別。根據此項規定獲授權之人士有權代表其所代表之認可結算所（或其代名人）行使該結算所（或其代名人）所能夠行使之相同權力，猶如其為本公司之個別股東。

(L) 加入下文作為新第169A條：

169A 除非另有明文規定，否則根據此等細則由任何人士發出或收取之任何通告必須是以書面形式，或倘任何指定證券交易所不時指定之適用規則容許，且符合本細則規定，則可包括電子通訊。召開董事會會議之通告則毋須以書面形式。

(M) 於現有第170條末加入下列新段：

「在不限制上述之一般性並符合適用法例、規例、此等細則及指定證券交易所不時指定之任何規則下，本公司可以電子形式將通告或文件送達或送交至任何股東（該地址乃由有關股東不時批准），或以有關股東不時批准之形式在電腦網絡上發佈並在發佈時通知有關股東。」

(N) 加入下文作為新第170A條：

170A 本公司可參照股東名冊送達或送交任何該等通告或文件，只要所參照之資料並非送達或送交日期十五日前之資料即可。在當日後股東名冊有任何變動亦不會導致送達或送交失效。凡根據此等細則向任何人士送達或送交有關股份之任何通告或文件後，任何因該股份而獲得任何所有權或權益之人士均無權再次收到該通告或文件。

(O) 加入下文作為新第171B (1)及(2)條：

171B(1) 任何須寄送或送達本公司或本公司任何人員之任何通告或文件，可寄送或送達或以預付郵費信封或封套郵寄至本公司之總辦事處或註冊辦事處予本公司或有關人員。

171B(2) 董事可不時指定以電子形式送交本公司之通告所採用之形式及方式，包括一個或以上接收電子通訊之地址，並可指定彼等認為合適核證任何該等電子通訊之真確性或完整性之程序。僅在符合董事指定之規定時方可以電子形式向本公司送交任何通告。

(P) 刪除現有第172條全文，並以下列新第172條代替：

172. 任何通告或其他文件如以郵寄、預付郵費郵寄，則視作已在載有該通告或其他文件之函件、信封或封套郵遞當日翌日送達或送交。證明該載有該通告或文件之函件、信封或封套已妥為註明地址，並在投寄前已預付郵費，即足可作為送達證明。本公司非以郵遞寄送而派員親身送交至登記地址之任何通告或文件將視作於派遞當日已送達或送交。任何通告或文件如以電子形式（包括透過任何有關系統）發送，則被視作在本公司親自或委派代表發送電子通訊當日翌日派送。本公司透過有關股東書面同意之形式送達或送交任何通告或文件將被視作在進行有關獲授權行動時已送達或送交有關通告或文件。任何通告或其他文件以廣告形式或在電腦網絡上發佈將被視作於公佈當日已送達或送交。

(Q) 刪除現有第177條全文，並以下列新第177條代替：

177. 於任何此等細則或任何其他法例所載之特殊條文規限下，所有通告須以廣告形式發出，有關廣告須於在香港流通之最少一份中文日報及一份英文日報中登載，或以電子通訊形式（以本文所規定之電子方式由本公司送達有關通告）發出。

承董事會命
公司秘書
吳瑞華

香港，二零零四年四月十九日

附註：

(1) 本公司將由二零零四年五月三日至二零零四年五月七日（首尾兩日包括在內）期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權書或其他授權文件（如有）或經公證人證明之授權文件副本，最遲須於大會（或其任何續會）指定舉行時間48小時前送達本公司在香港之主要辦事處（地址為香港新界葵涌永業街1-3號忠信針織中心2樓），方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予一般授權。本公司之董事會暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5、6及7段所載決議案方面，載有建議修訂公司組織章程細則之詳情、股東週年大會通告及載有關於第5段所載決議案之資料之說明函件之通函將連同本公司之二零零三年年報一併寄予股東。

IMPORTANT

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with Limited Liability)

Directors:
Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua
Ip Cho Ting, Spencer*
Heung Kai Sing*
Chung Kam Kwong#

(independent non-executive)*
(# non-executive)

Registered Office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

19 April, 2004

To the shareholders

Dear Sir or Madam,

INCREASE OF AUTHORISED SHARE CAPITAL AMENDMENTS TO ARTICLES OF ASSOCIATION AND GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to provide shareholders of the Company (the "Shareholders") with information relevant to the proposed increase of authorised share capital of the Company, the proposed amendments to the Articles of Association of the Company (the "Articles") in respect of the recent amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the proposed general mandates

to be obtained by the shareholders for the issue and repurchase of Shares. A notice of the Annual General Meeting of the Company (the "AGM") to be convened to consider and, if thought fit, to pass the above proposed resolutions is set out on pages 7 to 16 to this circular.

INCREASE OF AUTHORISED SHARE CAPITAL

The authorised share capital of the Company currently consists of 500,000,000 Shares of which 447,159,527 Shares were in issue as at the Latest Practicable Date. The directors propose to increase the authorised share capital of the Company from HK$50,000,000 to HK$65,000,000 by the creation of an additional 150,000,000 new Shares of HK$0.10. Such new Shares will rank pari passu in all respects with the existing Shares. A resolution will be proposed at the AGM to approve the increase in the authorised share capital of the Company. The Directors believe that the increase in the authorised share capital of the Company will give the Company flexibility in case it becomes appropriate for the Company to consider enlarging its capital base. The Directors have no present intention to arrange for any issue of new Shares.

PROPOSED AMENDMENTS TO THE ARTICLES

On 30 January 2004, the Stock Exchange announced certain amendments to the Listing Rules which came into effect on 31 March 2004. Amongst the amendments are requirements that the constitutions of all listed issuers must conform with the followings:

— the minimum seven-day period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting;

— directors shall abstain from voting at the board meeting on any matter in which any of his associates has a material interest and are not to be counted towards the quorum of the relevant board meeting; and

— where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restriction to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

As such, the Board proposes that amendments be made to the Articles to comply with the revised Listing Rules.

In addition, the Stock Exchange has on 15 February 2002 amended the Listing Rules to allow listed issuers to send or make available corporate communications to holders of securities using electronic means with their prior approval if this would be allowed under the applicable laws and regulations and the listed issuers' owned constitutional documents. As the Articles currently does not provide for corporate communication by using electronic means, the Board would like to take this opportunity to amend the Articles to allow the using of electronic means in corporate communication.

Details of the proposed amendments to the Articles are set out in the AGM notice and the proposed amendments are subject to the approval of the shareholders of the Company by way of a special resolution to be proposed at the AGM.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM (i) to grant a general mandate to the Directors to issue, allot and otherwise deal with Shares up to a maximum of 20 per cent. (i.e. 89,431,905 Shares) of the issued and fully-paid share capital of the Company of 447,159,527 Shares at the date of passing of the resolution (the "General Mandate") and (ii) to approve the addition to the General Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate (as defined below). The Directors have no present intention to issue any new Shares.

An ordinary resolution will be proposed at the AGM in respect of the granting to the Directors in the terms set out in the notice of AGM, to exercise the powers of the Company to repurchase its own securities on the Stock Exchange at any time during the period ended on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the shareholders and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or Articles, the aggregate nominal amount of Shares to be purchased shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the relevant resolution (the "Repurchase Mandate").

As at 12 April, 2004, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 447,159,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 44,715,952 fully-paid Shares assuming no repurchase or issue of shares prior to the AGM.

An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in the Appendix to this circular.

ANNUAL GENERAL MEETING

A notice convening the AGM for the purpose of considering and, if thought fit. passing ordinary resolutions to increase the authorised share capital of the Company and passing special resolution to amend the Articles is set out on pages 7 to 16 of this circular. A form of proxy is enclosed for use by Shareholders at the AGM. Shareholders are requested to complete and return the form of proxy to the Company's principal place of business in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible, but in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. The lodging of a form of proxy will not preclude a Shareholder from attending the AGM and voting in person should he so wish.

RECOMMENDATION

The Directors believe that the increase in the authorised share capital, the amendments to the Articles and the General Mandates to issue and repurchase shares are in the best interests of the Company. Accordingly the Directors recommend that you vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board of
Truly International Holdings Limited
LAM WAI WAH, STEVEN
Chairman

The following is the Explanatory Statement required to be sent to shareholders by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in relation to the proposed granting to the Directors of general mandates to issue Shares (the "General Mandate") and to purchase Shares (the "Repurchase Mandate").

REPURCHASE MANDATE

It is proposed that up to 10 per cent. of the fully-paid Shares in issue as at the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased if such resolution is passed.

As at 12 April, 2004, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 447,159,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 44,715,952 fully-paid Shares.

Reasons for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders to repurchase Shares in the market. Repurchases of Shares will only be made when and to the extent that the Directors believe that such repurchases will benefit the Company and its shareholders. Repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or the earnings per Share.

Funding of repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of the Cayman Islands. It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares to be repurchased and/or from the distributable profits of the Company.

Market prices

The highest and lowest market prices at which the Shares have been traded on the Stock Exchange in the previous twelve months before 12 April, 2004 (being the latest practicable date prior to the printing of this document) are as follows:

		Per Share	
		Highest	**Lowest**
		HK$	*HK$*
2003	April	3.150	2.800
	May	3.375	2.975
	June	3.650	3.225
	July	4.300	3.325
	August	4.450	4.025
	September	5.300	4.225
	October	6.650	4.650
	November	7.750	6.150
	December	8.250	6.850

		Per Share	
		Highest	Lowest
		HK$	*HK$*
2004	January	9.350	7.500
	February	12.200	8.600
	March	11.750	9.950
	April (up to the latest practicable date)	12.000	11.600

No repurchases of Shares have been made by the Company whether on the Stock Exchange or otherwise during the six months prior to 12 April, 2004.

General

The Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2003. The Directors, however, do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse impact on the working capital requirements or the gearing levels of the Company at the time of the relevant purchases.

None of the Directors nor, to the best of the knowledge and belief of the Directors (having made all reasonable enquiries), any of their associates, has any present intention to sell any Shares to the Company in the event that the Repurchase Mandate is granted by shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is granted by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If as a result of a share repurchase, a Shareholder's proportionate interest in the voting rights of the Company will increase, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, Mr. Lam Wai Wah, Steven ("Mr. Lam") and his family are beneficially interested in approximately 47.25 per cent. of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the repurchase mandate, the percentage of the issued share capital of the Company beneficially interested by Mr. Lam and his family would increase to 52.50 per cent.. Such an increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In the event that any exercise of the repurchase mandate would, to the knowledge of the Directors, have such a consequence under Rule 26 of the Takeovers Code, the Directors would not exercise the mandate to such an extent.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with Limited Liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Small Connaught Room, 1/F, Mandarin Oriental, Hong Kong, 5 Connaught Road Central, Hong Kong on Wednesday, 12 May 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2003.

2. To declare a final dividend for the year ended 31 December 2003.

3. To elect Directors and to authorise the Board of Directors to fix their remuneration.

4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

   As special business:

To consider and, if thought fit, pass the following resolutions with or without modifications, as Ordinary Resolutions:

5A. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

5B. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5C. "**THAT** the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

6. **THAT**:

the authorised share capital of the Company be increased from HK$50,000,000 to HK$65,000,000 by the creation of additional 150,000,000 shares of HK$0.10 each.

To consider and, if thought fit, pass the following resolution with or without modification as Special Resolution:

7. **THAT** the articles of association of the Company be amended as follows:

(A) By adding the following new definitions and references, within appropriate alphabetic order, to Article 2:

"associate" shall has the same meaning ascribed to it under the Listing Rules

"electronic" shall mean relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

"Recognised Clearing House" shall mean a recognized clearing house as referred to in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house or authorized share depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction

(B) By inserting the following new Article 2A:

The terms "subsidiary" and "holding company" in these Articles shall have the meaning attributed to such terms in the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as in force from time to time, but interpreting the term "subsidiary" in accordance with the definition of "subsidiary" under Rule 1.01 of the Listing Rules

(C) By deleting the existing Article 81 in its entirety and replacing by the following new Article 81:

81. At any general meeting a resolution put to the vote at the meeting shall be determined in the first instance by a show of hands of the members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and entitled to vote unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands) is duly demanded:—

(1) by the Chairman; or

(2) by at least five members present in person or by proxy of (in the case of a member being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting; or

(3) by any member or members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting.

Unless a poll is duly required or demanded in accordance with the foregoing provisions, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by any particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

(D) By deleting the existing Article 82 in its entirety and replacing by the following new Article 82:

82. If a poll is duly required in demanded in accordance with foregoing provisions, it shall (subject as provided in Article 83) be taken in such manner (including the use of ballot or voting papers or tickets) and at once of at such time and place, not being later than thirty days after the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn but only with the consent of the Chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

(E) By deleting the existing Article 83 in its entirety and replacing by the following new Article 83:

83. Any poll duly required or demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

(F) By deleting the existing Article 84 in its entirety and replacing by the following new Article 84:

84. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman or the meeting at which the show of hands takes place or at which the poll is required or demanded, shall be entitled to a second or casting vote.

(G) By deleting the existing Article 86 in its entirety and replacing by the following new Article 86:

86. The requirement or demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been required or demanded.

(H) By inserting at the end of existing Article 87 the following new paragraph:

"Where any member is under the Listing Rules, required to abstain from voting for or against any particular or restricted to voting for or against any particular resolution any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

(I) By deleting the existing Article 96(A) in its entirety and replacing by the following new Article 96(A):

96. (A) If a Recognised Clearing House is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is authorized. A person authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the Recognized Clearing House (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company.

(J) By deleting the existing Article 108(A)(2) in its entirety and replacing by the following new Article 108(A)(2):

(2) Save as otherwise provided by the Articles, a Director shall not be entitled to vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s) has material interest but this prohibition shall not apply to any of the following matters:—

(a) the giving of any security or indemnity either:—

(i) to the Director or his associate(s) in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or for any company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c) any proposal concerning any other company in which the Director or his associate(s) is/are interested, directly or indirectly, whether as an officer or executive or shareholder, or in which the Director or his associate(s) is/are beneficially interested in the shares of that company, provided that he and any of his associates, are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e) any proposal or arrangement concerning the adoption, modification or operation of an employees' share scheme under which the Director or his associate(s) may benefit other than any proposal in relation to the grant of rights under the scheme to him/them or the modification of any rights previously granted to him/them other than in circumstances where such rights are proposed to be amended in similar manner to rights held by other employees and without any special privilege or advantage being accorded; or

(f) any proposal of arrangement concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the Directors or his associates(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director of the Company or any or its subsidiaries or his associate(s), as such any privileges or advantages not generally accorded to the class of persons the which such scheme or fund relates.

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or his associates(s) (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution

shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or any of his associate(s) as known to such chairman has not been fairly disclosed to the Board.

(K) By deleting the existing Article 124 in its entirety and replacing by the following new Article 124:

124. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of director at any general meeting, unless during the period commencing no earlier than the day after the dispatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, a notice in writing signed by a member (not being the person the be proposed) duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose that person for election as a Director and notice in writing signed by that person to be proposed of his willingness to be elected shall have been delivered to the Company's principal place of business in Hong Kong not less than seven days before the date of the general meeting.

(L) By inserting the following new Article 169A:

169A Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Articles shall be in writing or, to the extent permitted by any applicable rules prescribed by the Designated Stock Exchange from time to time and subject to this Articles, contained in an electronic communication. A notice calling a meeting of the Directors need not be in writing.

(M) By inserting at the end of existing Article 170 the following paragraph:

"Without limiting the generality of the foregoing but subject to the applicable laws and regulations and these Articles and any rules prescribed by the Designated Stock Exchange from time to time, a notice or document may be served or delivered by the Company to any shareholder by electronic means to such address as may from time to time be authorised by the shareholder concerned or by publishing it on a computer network and notifying the shareholder concerned, in such manner as he may from time to time authorize, that it has been so published."

(N) By inserting the following new Article 170A:

170A Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any

notice or document is served or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

(O) By inserting the following new Articles 171B (1) and (2):

171B(1) Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelop or wrapper addressed to the Company or to such officer at the Company's head office or registered office.

171B(2) The Directors may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they deem fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Directors.

(P) By deleting the existing Article 172 in its entirety and replacing by the following new Article 172:

172. Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but deposited by the Company at a registered address shall be deemed to have been served or delivered on the day that it was so deposited. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the shareholder concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or on a computer network shall be deemed to have been served or delivered on the day it was so published.

(Q) By deleting the existing Article 177 in its entirety and replacing by the following new Article 177:

177. Subject to any special provisions contained in these Articles or in any other laws, all notices required to be given by advertisement shall be advertised in at least one daily Chinese language and one daily English language newspaper circulating in Hong Kong or by electronic communication in the manner in which notices may be served by the Company by electronic means as herein provided.

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 19 April 2004

Notes:

(1) The Register of Members of the Company will be closed from 3 May 2004 to 7 May 2004, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5, 6 and 7 of the above notice, a circular containing particulars of the proposed amendments to the Articles of Association, a notice to the Annual General Meeting and an explanatory statement containing information regarding resolutions as set out in paragraph 5 will be sent to shareholders with the Company's 2003 Annual Report.

(Q) 刪除現有第177條全文，並以下列新第177條代替：

177. 於任何此等細則或任何其他法例所載之特殊條文規限下，所有通告須以廣告形式發出，有關廣告須於在香港流通之最少一份中文日報及一份英文日報中登載，或以電子通訊形式(以本文所規定之電子方式由本公司送達有關通告)發出。

承董事會命
公司秘書
吳瑞華

香港，二零零四年四月十九日

附註：

(1) 本公司將由二零零四年五月三日至二零零四年五月七日(首尾兩日包括在內)期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權書或其他授權文件(如有)或經公證人證明之授權文件副本，最遲須於大會(或其任何續會)指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1-3號忠信針織中心2樓)，方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予一般授權。本公司之董事會暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5、6及7段所載決議案方面，載有建議修訂公司組織章程細則之詳情、股東週年大會通告及載有關於第5段所載決議案之資料之說明函件之通函將連同本公司之二零零三年年報一併寄予股東。

此等細則向任何人士送達或送交有關股份之任何通告或文件後，任何因該股份而獲得任何所有權或權益之人士均無權再次收到該通告或文件。

(O) 加入下文作為新第171B (1)及(2)條：

171B(1) 任何須寄送或送達本公司或本公司任何人員之任何通告或文件，可寄送或送達或以預付郵費信封或封套郵寄至本公司之總辦事處或註冊辦事處予本公司或有關人員。

171B(2) 董事可不時指定以電子形式送交本公司之通告所採用之形式及方式，包括一個或以上接收電子通訊之地址，並可指定彼等認為合適核證任何該等電子通訊之真確性或完整性之程序。僅在符合董事指定之規定時方可以電子形式向本公司送交任何通告。

(P) 刪除現有第172條全文，並以下列新第172條代替：

172. 任何通告或其他文件如以郵寄、預付郵費郵寄，則視作已在載有該通告或其他文件之函件、信封或封套郵遞當日翌日送達或送交。證明該載有該通告或文件之函件、信封或封套已妥為註明地址，並在投寄前已預付郵費，即足可作為送達證明。本公司非以郵遞寄送而派員親身送交至登記地址之任何通告或文件將視作於派遞當日已送達或送交。任何通告或文件如以電子形式(包括透過任何有關系統)發送，則被視作在本公司親自或委派代表發送電子通訊當日翌日派送。本公司透過有關股東書面同意之形式送達或送交任何通告或文件將被視作在進行有關獲授權行動時已送達或送交有關通告或文件。任何通告或其他文件以廣告形式或在電腦網絡上發佈將被視作於公佈當日已送達或送交。

所知其或其任何聯繫人士之權益性質或範圍向董事會作出公平披露之情況則除外。

(K) 刪除現有第124條全文，並以下列新第124條代替：

124. 除非一項由正式合資格出席大會及於會上投票之股東(並非被推選之人士)簽發之書面通知(並於該通知表明其擬在大會推選該人士出任董事之意願)及一項由被推選人士簽發表明其願意膺選之書面通知已於股東大會舉行日期前最少七日期間(由不早於就寄發提定作該推選之大會通告後翌日起至不遲於大會舉行日期前七日止)呈交本公司於香港之主要營業地點，否則概無人士(退任董事除外)合資格於任何股東大會上膺選出任董事職位(由董事會推舉除外)。

(L) 加入下文作為新第169A條：

169A 除非另有明文規定，否則根據此等細則由任何人士發出或收取之任何通告必須是以書面形式，或倘任何指定證券交易所不時指定之適用規則容許，且符合本細則規定，則可包括電子通訊。召開董事會會議之通告則毋須以書面形式。

(M) 於現有第170條末加入下列新段：

「在不限制上述之一般性並符合適用法例、規例、此等細則及指定證券交易所不時指定之任何規則下，本公司可以電子形式將通告或文件送達或送交至任何股東(該地址乃由有關股東不時批准)，或以有關股東不時批准之形式在電腦網絡上發佈並在發佈時通知有關股東。」

(N) 加入下文作為新第170A條：

170A 本公司可參照股東名冊送達或送交任何該等通告或文件，只要所參照之資料並非送達或送交日期十五日前之資料即可。在當日後股東名冊有任何變動亦不會導致送達或送交失效。凡根據

(c) 有關董事或其聯繫人士僅以高級人員或執行人員或股東身份直接或間接實益擁有其中權益之任何其他公司(假設該董事或其任何聯繫人士並無合共實益擁有該公司(或其取得其聯繫人士權益之任何第三間公司)任何類別已發行股份或投票權百分之五或以上權益)之任何建議;

(d) 董事或其聯繫人士僅因持有本公司股份、債權證或其他證券而與其他持有本公司股份、債權證或其他證券之人士以相同方式擁有其中權益之任何合約或安排;

(e) 有關採納、修訂或執行董事或其聯繫人士可能獲益之僱員購股權計劃之任何建議或安排,惟不包括有關根據計劃向其／彼等授出權利或修訂任何先前授予其／彼等權利之任何建議(建議以其他僱員所持權利之類似修訂形式對該等權利進行修訂,且並無給予任何特權或利益之情況除外);或

(f) 有關採納、修訂或執行同時涉及本公司或其任何附屬公司之董事、其聯繫人士及僱員之退休金或退休、身故或傷殘福利計劃,而本公司或其任何附屬公司任何董事或其聯繫人士並不獲提供任何與該計劃或基金有關之類別人士不獲賦予之特權或利益;

倘在任何董事會會議上就董事(會議主席除外)或其聯繫人士權益之重要性或任何董事(該主席除外)享有之投票權或計入法定人數提出任何問題,而該問題不能因其自願同意放棄投票或不計入法定人數而議決,則該問題將交由會議主席裁定,而彼就該名其他董事或其聯繫人士之裁決為最終及具決定性,惟在有關董事並無將其所知其或其聯繫人士之權益性質或範圍向董事會作出公平披露之情況則除外。倘就會議主席提出任何上述問題,則該問題將由董事會決議案(該主席不得就此計入法定人數及投票)決定,而該決議案為最終及具決定性,惟在該主席並無將其

(I) 刪除現有第96(A)條全文，並以下列新第96(A)條代替：

96. (A) 倘認可結算所為本公司股東，則其可透過其董事或其他監管機構之決定或透過其授權人授權其認為合適之人士，於本公司任何會議或本公司任何類別股東之任何大會上擔任其代表，惟倘獲授權之人士超過一名，則該授權必須明示每名代表所代表之股份數目及類別。根據此項規定獲授權之人士有權代表其所代表之認可結算所(或其代名人)行使該結算所(或其代名人)所能夠行使之相同權力，猶如其為本公司之個別股東。

(J) 刪除現有第108(A)(2)條全文，並以下列新第108(A)(2)條代替：

(2) 除細則另有規定者外，董事不得就其與其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之任何董事會決議案投票，亦不得計入會議之法定人數，惟此項限制不適用於下列任何情況：

(a) 向以下人士提供任何抵押或賠償保證：

(i) 向董事或其聯繫人士就其或其任何聯繫人士因應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益而借出之款項或承擔之責任而提供；或

(ii) 因應本公司或其任何附屬公司之債項或責任而向第三者提供，其中董事或其聯繫人士個人或共同按某項擔保或賠償保證或抵押而承擔全部或部份責任；

(b) 有關發售本公司或本公司可能創立或擁有權益之任何公司股份、債權證或其他證券以供認購或購買，而董事或其聯繫人士因參與有關發售之包銷或分包銷而擁有權益之任何建議；

(D) 刪除現有第82條全文，並以下列新第82條代替：

82. 倘根據上述條文正式要求以投票方式表決，則表決根據第83條所規定被當作以該方式進行(包括利用投票、選票或票證)，且即時於同一時間及地點進行，而不得遲於要求以投票方式表決及由主席主持之大會或續會日期後三十日。毋須就並非即時以投票方式之表決發出通告。以投票方式表決結果將被視為要求以投票方式表決之大會之決議案。要求以投票方式表決僅可於主席同意下撤回，且有關撤回之要求不得當作提出要求前宣佈之舉手投票結果無效。

(E) 刪除現有第83條全文，並以下列新第83條代替：

83. 凡就選舉大會主席或就大會應否延期之問題而正式規定或要求以投票方式表決，須於大會上進行且不得延期。

(F) 刪除現有第84條全文，並以下列新第84條代替：

84. 在舉手表決或規定或要求以投票方式表決之大會上，不論是以舉手或投票作出之表決，倘票數均等，該大會主席有權投第二票或決定票。

(G) 刪除現有第86條全文，並以下列新第86條代替：

86. 以投票方式表決之規定或要求不得妨礙大會任何事項之進行，惟規定或要求以投票方式表決之事項則除外。

(H) 於現有第87條末加入下列新段：

「倘任何股東根據上市規則須就任何特定決議案放棄投票，或受限制僅可投票贊成或反對任何特定決議案，則有關股東或其代表在違反該規定或限制情況下所投之票數，將不予計算在內。」

「認可結算所」指香港法例第571章證券及期貨條例所指之認可結算所、或本公司股份上市或報價之證券交易所之司法權區法例所認可之結算所或獲授權股份存管處

(B) 加入下文作為新第2A條：

該等細則中「附屬公司」及「控股公司」兩詞具有不時生效之香港法例第32章公司條例所賦予之涵義，惟「附屬公司」乃按上市規則第1.01條「附屬公司」之定義作出詮釋

(C) 刪除現有第81條全文，並以下列新第81條代替：

81. 在任何股東大會上交由大會表決之決議案，須先由股東親身出席、委派代表或(倘股東為法團)其正式授權代表出席並以舉手方式表決，除非根據上市規則之規定或(在宣佈舉手表決之結果前或當時)由下列人士正式要求以投票方式表決，則不在此限：

(1) 主席；或

(2) 最少五名親身出席、委派代表或(倘股東為法團)其正式授權代表出席且當時有權於大會上投票之股東；或

(3) 佔全體有權在大會上投票之股東之總投票權不少於十分之一，並親身出席、委派代表或(倘股東為法團)其正式授權代表出席之任何一名或多名股東。

除非有正式規定或要求按上述條文以投票方式表決，否則主席宣佈有關決議案已獲舉手表決通過或一致通過，或獲某特定過半數通過，或不獲通過，並且在載有本公司議事程序紀錄之簿冊內亦登載相應之記項，即為有關事實之不可推翻確證，而毋須證明該項決議案所得贊成票或反對票之數目或比例。

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議（惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排）。」

5C. 「**動議**擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

6. **動議**：

透過額外增設150,000,000股每股面值0.10港元之股份，將本公司之法定股本由50,000,000港元增加至65,000,000港元。

考慮並酌情通過下列決議案為特別決議案（不論有否修訂）：

7. **動議**本公司之組織章程細則修訂如下：

(A) 於第2條按適當之字母次序加入下列新定義及提述：

「聯繫人士」指具上市規則所賦予之涵義

「電子」指有關擁有電子、數碼、電磁、無線、光電磁或類似功能之技術

「香港」指中華人民共和國香港特別行政區

「上市規則」指香港聯合交易所有限公司證券上市規則（經不時修訂）

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

5B. 「**動議**：

(a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發(不論是否根據購股權而配發)之股份總面值(並非根據(i)配售新股(定義見下文)、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兌換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者)不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

TRULY®
信利國際有限公司
(於開曼群島註冊成立之有限公司)

茲通告本公司謹定於二零零四年五月十二日星期三下午三時正假座香港中環干諾道中5號文華東方酒店一樓細康樂廳舉行股東週年大會，以討論下列事項：

1. 省覽截至二零零三年十二月三十一日止年度之財務報表及董事會與核數師之報告書。

2. 宣派截至二零零三年十二月三十一日止年度之末期股息。

3. 選舉董事並授權董事會釐定彼等之酬金。

4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案(不論有否修訂)：

5A. 「**動議**：

(a) 在下文(b)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力購買本公司股本中之股份；

(b) 本公司董事會根據上文(a)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(c) 就本決議案而言，「有關期間」指由通過本決議案當日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

		每股股份	
		最高	最低
		港元	*港元*
二零零四年	一月	9.350	7.500
	二月	12.200	8.600
	三月	11.750	9.950
	四月(直至最後實際可行日期)	12.000	11.600

本公司於二零零四年四月十二日之前六個月內，概無於聯交所或其他證券交易所購回股份。

一般事項

倘全面行使購回授權可能會對本公司之營運資金或負債狀況構成重大不利影響(比對本公司截至二零零三年十二月三十一日止年度之經審核賬目所披露之狀況而言)。然而，董事並不建議在足以對本公司於進行有關購回時之營運資金需求或負債水平構成重大不利影響之情況下行使購回授權。

各董事或(在各董事作出一切合理查詢後所知及所信)彼等任何聯繫人士目前無意在股東授予購回授權之情況下向本公司出售任何股份。

目前並無任何關連人士(定義見上市規則)通知本公司，表示倘股東授予購回授權時，彼等現擬向本公司出售股份，惟亦無承諾不會向本公司出售股份。

董事已向聯交所承諾，在購回授權適用之情況下，彼等將根據上市規則及開曼群島之適用法例行使購回授權。

倘因購回股份而導致本公司之股東所佔之投票權益比例增加，則該項增加將被當作根據香港公司收購及合併守則(「收購守則」)之收購。因此，一名股東或一群行動一致之股東可取得或整固本公司之控制權，並有責任按收購守則第26條提出強制性收購建議。於最後實際可行日期，林偉華先生(「林先生」)及其家族實益擁有本公司已發行股本約47.25%權益。倘董事根據購回授權行使全部權力購回股份，則林先生及其家族佔本公司已發行股本之實際權益比率將會增至52.50%。該項增加將導致按收購守則第26條之強制性收購責任。倘董事知悉行使任何購回授權將引致收購守則第26條之後果，則董事將不會行使授權至該限額。

以下為根據香港聯合交易所有限公司證券上市規則(「上市規則」)規定，就建議授予董事發行股份之一般授權(「一般授權」)及購回股份之一般授權(「購回授權」)而寄發予股東之說明函件。

購回授權

現建議倘購回授權之決議案獲通過，則最多可購回於通過決議案以批准購回授權當日已發行已繳足股份之10%。

於二零零四年四月十二日(即本文件付印前之最後實際可行日期)，已發行之股份數目為447,159,527股。因此，全面行使購回授權將使本公司得以購回最多達44,715,952股已繳足股份。

購回之理由

董事相信，股東一般授權董事在市場上購回股份乃符合本公司及其股東之最佳利益。購回股份將僅在董事認為此舉將對本公司及其股東有利之情況下及某程度上方會進行。購回行動(視乎當時市況及資金安排而定)或能提高股價及/ 或每股盈利。

購回所需資金

購回股份時，本公司僅能根據其公司組織章程大綱與細則及開曼群島法例，動用可合法作購回用途之資金。預期購回所需資金會來自將被購回股份之已繳足股本及／或本公司可供分派之溢利。

市價

於二零零四年四月十二日(即本文件付印前之最後實際可行日期)之前十二個月內，股份在聯交所買賣之最高及最低市價分別如下：

		每股股份	
		最高	**最低**
		港元	*港元*
二零零三年	四月	3.150	2.800
	五月	3.375	2.975
	六月	3.650	3.225
	七月	4.300	3.325
	八月	4.450	4.025
	九月	5.300	4.225
	十月	6.650	4.650
	十一月	7.750	6.150
	十二月	8.250	6.850

推薦意見

董事相信，增加法定股本、修訂細則以及發行及購回股份之一般授權乃符合本公司之最佳利益。因此，董事建議　閣下投票贊成將於股東週年大會上提呈之決議案。

此致

列位股東　台照

代表董事會
信利國際有限公司
主席
林偉華
謹啟

二零零四年四月十九日

建議修訂細則之詳情載於股東週年大會通告，而建議修訂須待本公司股東批准將於股東週年大會上提呈之特別決議案，方可作實。

發行及購回股份之一般授權

於股東週年大會上將提呈普通決議案以(i)授予董事一般授權以發行、配發及以其他方式處理股份（以不超過通過決議案當日本公司之已發行及已繳足股本（447,159,527股股份）之20%，即89,431,905股股份為限）（「一般授權」）及(ii)批准本公司根據購回授權（定義見下文）之權力購回之任何股份加入一般授權內。董事現時無意發行任何新股份。

於股東週年大會上將提呈普通決議案以按照股東週年大會通告所載之條款授權董事於(i)本公司下屆股東週年大會結束、(ii)於股東大會上撤銷或修訂該授權之日及(iii)法例或細則規定本公司必須舉行下屆股東週年大會之日（以最早者為準）止期間內隨時行使本公司權力於聯交所購回其本身之證券，可予購回之股份總面值不得超過本公司於通過有關決議案當日之已發行股本總面值10%（「購回授權」）。

於二零零四年四月十二日（即本文件付印前之最後實際可行日期），已發行之股份數目為447,159,527股。因此，假設於舉行股東週年大會前並無購回或發行股份，全面行使購回授權將使本公司得以購回最多達44,715,952股已繳足股份。

提供有關購回授權之相關資料之說明函件載於本通函附錄。

股東週年大會

本公司將召開股東週年大會，以考慮並酌情通過普通決議案以發行增加本公司之法定股本，及通過特別決議案以修訂細則，召開大會之通告載於本通函第7至第16頁。隨附代表委任表格，以供股東在股東週年大會上使用。股東務請盡快填妥代表委任表格，並且無論如何最遲須於股東週年大會（或其任何續會）指定舉行時間四十八小時前交回本公司在香港之主要營業地點，地址為香港新界葵涌永業街1至3號忠信針織中心2樓。交回代表委任表格後，股東仍可按本身之意願，親身出席股東週年大會，並於會上投票。

股東週年大會(「股東週年大會」)，以考慮並酌情通過上述建議決議案，而召開大會之通告載於本通函第7至第16頁。

增加法定股本

於最後實際可行日期，本公司目前之法定股本為500,000,000股股份，其中447,159,527股股份為已發行股份。董事建議額外增設150,000,000股每股0.10港元之新股份，將本公司之法定股本由50,000,000港元增加至65,000,000港元。此等新股份在所有方面均與現有股份享有同等權益。股東週年大會上將提呈決議案，尋求批准增加本公司之法定股本。董事相信，增加本公司法定股本，將令本公司更能靈活行事，可在適當時機考慮擴大其資本基礎。董事目前並無意安排發行任何新股份。

建議修訂細則

於二零零四年一月三十日，聯交所公佈上市規則之若干修訂，該等修訂於二零零四年三月三十一日生效，其中包括規定所有上市發行人之組織章程必須符合下列各項：

— 股東提交提名董事之通知之最短七日期間須不早於就該選舉指定舉行之會議通告發出後當日開始，且不遲於該會議舉行日期前七日結束；

— 董事須於董事會會議上就其任何聯繫人士擁有重大權益之任何事項放棄投票，且不得計入有關董事會會議之法定人數內；及

— 倘任何股東根據上市規則須就任何特定決議案放棄投票，或受限制僅可投票贊成或反對任何特定決議案，則有關股東或其代表在違反該規定或限制情況下所投之票數，將不予計算在內。

有鑑於此，董事會建議對細則作出修訂，以符合經修訂之上市規則。

此外，聯交所於二零零二年二月十五日修訂上市規則，容許上市發行人在適用法例與規例及上市發行人本身之組織章程文件所容許，且獲證券持有人事先批准之情況下，透過電子方式向彼等發送或作出公司通訊。由於目前細則並無有關透過電子方式發送公司通訊之規定，董事會謹藉此機會修訂細則，以容許透過電子方式發送公司通訊。

重要提示

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

董事：
林偉華
黃邦俊
張達生
李建華
葉祖亭*
香啓誠*
鍾錦光 #

註冊辦事處：
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

(獨立非執行)*
(# 非執行)

敬啟者：

增加法定股本
修訂公司組織章程細則
及
發行及購回股份之
一般授權

緒言

本通函旨在向本公司股東(「股東」)提供有關建議增加本公司之法定股本、建議就香港聯合交易所有限公司證券上市規則(「上市規則」)最近之修訂而修訂本公司組織章程細則(「細則」)及建議股東授出發行及購回股份之一般授權。本公司將召開

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2003 Final Results Announcement

CHAIRMAN'S STATEMENT

Following our robust growth in 2002, I am very pleased to report to our shareholders that 2003 has marked yet another important milestone in the Group's history. The Group once again achieved record-breaking annual results with sales surging 63% to HK$1.4 billion for the year ended 31 December 2003. Operating profit also soared 100% to HK$243 million while net profit jumped 86% to HK$193 million. Earnings per share also rose 85% to HK43 cents. The escalating Liquid Crystal Display ("LCD") industry, bolstered by the improving sentiment in the global economy, stimulated our business growth in the region. As a result, the Group has successfully made another record in quarterly sales with unaudited turnover of about HK$650 million for the first three months of 2004 which was 200% more than the same period last year.

Over the years, the Group has been increasing and diversifying production lines to cater for the continuous business expansion and broaden product offerings to customers. We were also able to control costs to further enhance our profit margins. Therefore, despite pricing pressures in material costs, our gross profit margin improved from 28.4% in 2002 to 29.0% this year. The net profit margin also rose to 13.8% this year from 12.1% last year. An unfavourable by-product, which is high inventory level and long inventory turnover of more than 100 days are resulted under this rapid business expansion. We found this very unacceptable and have immediately implemented an MRPII system (in material requisition and production planning) during the year which will be fully operated in May 2004. The target inventory turnover is 70 days in short term and 50 days in the long term. I trust, by doing that and taking other similar measures, we will ensure our growth momentum progress in a risk-free manner.

The huge growth in the mobile phone industry, propelled by the conversion to full colour displays, image capabilities and high resolution, has enabled the Group to capture the vast opportunities for its colour supertwisted nematic ("CSTN") LCD business. Sales from this particular product were HK$350 million (shipments commenced during the second half year) compared to nil in 2002. We expect the growth momentum of CSTN LCD, in both the mobile phone and PDA markets, to be sustained in the next couple of years.

A major achievement during the year was the establishment of our first organic light emitting displays ("OLED") production line, which also happens to be the first OLED production facility in the PRC. Satisfactory orders for our OLED Modules have been received since pilot production commenced in the fourth quarter of 2003. We expect to achieve higher production capacities and production yields with continuous investment in R&D and advanced equipment.

Geographically, we have obtained a good market share in colour LCD modules for mobile phone applications in the PRC. Sales from the PRC market contributed 53% of the Group's total turnover this year compared to 25% in 2002. This is mainly attributable to a number of new customers secured during the year, which include top-tier mobile phone makers. Besides the PRC market, we will also be expending more effort to explore the colour LCD markets in South Korea, Japan, Europe and the US. We have added several talented members into our team, all veterans of the LCD and related industries, to support sales, marketing and production and identify market trends and opportunities. Our product development strategy will also integrate more value-added functions within our products, helping our customers meet the sophisticated demands of today's tech-savvy consumers, and providing them not only with physical products but also total solutions in display applications.

The Group's electronic consumer products business continued to improve in the second half of the year. Demand for "TRULY" brand MP3 players burgeoned during the year. Together with an increasing number of ODM customers, we are confident that this business will maintain its growth in the coming year.

In conclusion, I believe we will continue to fully capitalise on our unique advantages in developing LCD and in particular LCD Module ("LCM") products, which provide the key to a bigger and brighter future for the Group.

AUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 December 2003 HK$'000	2002 HK$'000 (As restated)
TURNOVER		1,399,898	857,086
Cost of sales		(993,521)	(613,421)
Gross profit		406,377	243,665
Other operating income		7,861	10,721
Distribution costs		(39,189)	(31,171)
Administrative expenses		(131,717)	(101,918)
PROFIT FROM OPERATIONS	2	243,332	121,297
Finance costs	3	(9,665)	(10,299)
Share of profit from an associate		713	156
PROFIT BEFORE TAXATION		234,380	111,154
TAXATION	4		
— Hong Kong		19,852	11,331
— Overseas		22,852	1,574
— Deferred		(1,134)	(5,623)
— Associate		161	36
		41,731	7,318
PROFIT FOR THE YEAR		192,649	103,836
Dividends	5	84,409	53,311
EARNINGS PER SHARE	6		
Basic		43.4 HK cents	23.4 HK cents
Diluted		42.1 HK cents	23.2 HK cents

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Adoption of statements of standard accounting practice

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

The adoption of SSAP12 (Revised) has resulted in the recognition of deferred tax assets for 2002. Accordingly, the prior year tax charge was changed by an amount of HK$5,623,000 being deferred tax credit.

2. Profit from operations

Profit from operations has been arrived at after charging:

	Year ended 31 December 2003 HK$'000	2002 HK$'000
Depreciation and amortisation on fixed assets	86,965	78,722
Staff costs, net of amount capitalised as deferred development expenditure	123,357	97,050
Amortisation on deferred development expenditure	798	897
Loss on write off of deferred development expenditure	—	7,780
Loss on disposal/write off of property, plant and equipment	16,353	2,353

3. Finance costs

	Year ended 31 December 2003 HK$'000	2002 HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	8,473	7,844
Finance leases	1,192	2,455
	9,665	10,299

4. Taxation

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5 Dividends

	Year ended 31 December 2003 HK$'000	2002 HK$'000
Interim dividend paid of 7 HK cents (2002: 5 HK cents) per share	31,098	22,213
Final dividend proposed of 12 HK cents (2002: 7 HK cents) per share	53,311	31,098
	84,409	53,311

6 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Year ended 31 December 2003 HK$'000	2002 HK$'000
Earnings for the purposes of basic and diluted earnings per share	192,649	103,836
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	444,259,527	444,259,527
Effect of dilutive share options	13,454,880	3,756,804
Weighted average number of ordinary shares for the purposes of diluted earnings per share	457,714,407	448,016,331

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The Group enjoyed a prosperous year, as the burgeoning LCD industry continued to create soaring demand for LCD products and services. Sales from the LCD business, therefore rose to HK$1.22 billion, reflecting an increase of 66% over last year and contributing 87% to the total turnover for the year. Among the Group's various LCD products, CSTN LCDs experienced the strongest growth. The Group shipped about 2 million CSTN LCD units during the year, contributing 29% to sales in the Group's LCD business.

One of the Group's core competencies is the total display solutions that it offers to customers. During the year, the Liquid Crystal Display Modules ("LCM") business generated substantial sales as customers increasingly relied on the Group's display modules to facilitate their supply chain management. Further improving its product offerings, the Group invested in additional production lines to offer value-added services including Chip-on-Glass ("COG"), Surface Mount Technology ("SMT"), and Touch Screen Panel. These developments have not only increased the Group's margins and enhanced production yields, but also improved customers' production efficiencies.

With regard to its OLED activities, the Group has invested USD15 million in R&D, licensing and equipment to date. Pilot production for OLED displays commenced in late 2003. Currently, the Group is receiving average orders for 200,000 pieces per month mainly in monochrome OLED modules. As an early entrant to the OLED market in the PRC, the Group has gained a strong customer portfolio of leading mobile phone brands in its OLED application.

During the year, sales from electronic consumer products accounted for 13% of the Group's total turnover. Building on its established "TRULY" brand, sales from its branded MP3 players recorded a double-digit growth over last year.

Segmental Information

By geographical segments:

	2003 Turnover HK$'000	2002 Turnover HK$'000
The People's Republic of China	735,278	213,817
Hong Kong	102,822	115,948
South Korea	204,505	206,426
Japan	186,736	143,657
Europe	73,083	72,370
Others *(Note)*	97,474	104,868
	1,399,898	857,086

By business segments:

	2003 Turnover HK$'000	2003 Segment result HK$'000	2002 Turnover HK$'000	2002 Segment result HK$'000
Liquid crystal display products	1,222,535	262,772	737,257	133,694
Electronic consumer products	177,363	(20,004)	119,829	(13,011)
	1,399,898	242,768	857,086	120,683
Interest income from bank deposits		1,280		1,289
Unallocated other operating income		14		14
Unallocated corporate expenses		(730)		(689)
Profit from operations		243,332		121,297

Note:

This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

Liquidity and Financial Resources

Turnover and profit for the year were increased by 63% and 86% respectively. Earnings per share were accordingly enhanced by approximately 85%.

Total assets were slightly increased by approximately 38% to HK$1,731 million which comprised HK$869 million of current assets, HK$822 million of fixed assets and HK$40 million of deferred expenditure and other long-term assets. Total liabilities were about HK$736 million, of which HK$627 million were current liabilities and HK$109 million were long term liabilities. The current ratio was maintained at a healthy level of 1.39.

As at 31 December 2003, the total outstanding bank and other borrowings, net of cash and bank balances were about HK$221 million (2002: HK$47 million) and they bear interest at prevailing market rate. The maturity profiles of these borrowings are shown in notes 22 and 23 to the financial statements.

The financial position of the Group was healthy and ready for future capital expansion while keeping a sufficiently high level of cash and bank balances (HK$165 million) together with adequate unutilised banking facilities. The gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 22.2%.

Capital expenditure of approximately HK$450 million for the next three years in respect of acquisitions of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

General

There was no change to the capital structure of the Group for the year ended 31 December 2003.

The state of the Group's current order books is very excellent.

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the year.

Additions to and disposals of fixed assets mainly in plant and machinery were approximately HK$224 million and HK$33 million during the year. As at 31 December, 2003, the Group had pledged certain of its machinery with an aggregate carrying value of around HK$65,130,000 to secure banking facilities.

Around 4,000 workers and staff are currently employed in our Shan Wei factory and approximately 80 personnel in the Group's Hong Kong office. Total staff costs for the year were approximately HK$123 million.

Other than trade bills of around HK$14 million discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged, if any.

OUTLOOK

The Group believes that the thriving mobile phone market will continue to fuel future growth. IDC predicts that by 2004, the mobile phone market will ship more handsets with colour displays than with monochrome displays. In addition, the prevailing design in new handset models with colour or monochrome sub-displays, will stimulate demand for displays, which will outpace shipments for mobile phones which are expected to reach 170 million units in the PRC in 2004, according to official reports. Furthermore, colour display applications are also extending into other consumer electronic products such as MP3 players and into the automobile industry. The Group is considering to add a new CSTN panel production line within the year to cater for this compelling demand. As the Group has already established a highly efficient CSTN production line, this experience will reduce the related further investment to a minimum.

As the OLED technology advances, the Group expects increasing OLED applications for mobile phones and digital cameras in the coming years. Projected sales for the OLED business are therefore expected to be around HK$100 million for 2004 and bring in contribution by 2005. Development of Area-colour OLED display products have already been completed and these products are about to be marketed in the second quarter of the year.

The giant leap in market performance in the PRC market has established strong foundations for the Group's expansion into other regions such as Europe and the US. Leveraging the Group's established production facilities and technology knowhow in a wide range of display technologies, it will also extend its sales and marketing efforts to broaden the customer base and accelerate business growth so as to keep the growth momentum beyond 2006.

As the Group enters the first quarter of the new fiscal year, it has experienced promising growth in view of the number of orders on hand. Taking advantages of the continuously booming PRC market and as new technologies and products emerge, the Group faces an encouraging and positive outlook for revenue and profits in the year ahead.

OTHER INFORMATION

Dividends

The directors recommend the payment of a final dividend for the year ended 31 December 2003 of 12 HK cents per share (2002: 7 HK cents) which, together with the interim dividend of 7 HK cents per share (2002: 5 HK cents) paid in October, 2003, makes a total dividend for the year of 19 HK cents per share (2002: 12 HK cents).

Closure of Register of Members

The Register of Members will be closed from 3 May 2004 to 7 May 2004, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 30 April 2004.

Annual General Meeting

The 2004 Annual General Meeting of the Company will be held on 12 May 2004. A notice convening the meeting will be issued in due course.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the year.

Code of Best Practice

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the year under review in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Exchange").

Annual Report

The 2003 Annual Report containing all the information required by the Rules Governing the Listing of Securities on the Exchange will be published on the websites of the Exchange and the Company in due course.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 31 March 2004

	附註		
除稅前溢利		234,380	111,154
稅項	四		
一香港		19,852	11,331
一海外		22,852	1,574
一遞延		(1,134)	(5,623)
一聯營公司		161	36
		41,731	7,318
本年度溢利		192,649	103,836
股息	五	84,409	53,311
每股盈利	六		
基本		43.4港仙	23.4港仙
攤薄		42.1港仙	23.2港仙

經審核綜合財務報表附註

一、採納會計實務準則

本集團於本年度首次採納多項由香港會計師公會頒佈之全新及經修訂會計實務準則（「會計實務準則」）。採納此等會計實務準則令本集團之會計政策出現多項變動。此外，全新及經修訂會計實務準則引入新增及經修訂之披露規定，此等財務報表已經採納此等規定。上年度之比較數字已經重列，以便令呈報方式貫徹一致。

採納會計實務準則第12號已導致確認二零零二年之遞延稅項資產。因此，上年度之稅務開支已作出5,623,000港元之遞延稅項抵免。

二、經營溢利

經營溢利已扣除：

	截至十二月三十一日止年度 二零零三年 千港元	二零零二年 千港元
固定資產折舊及攤銷	86,965	78,722
員工成本（經扣除資本化為遞延發展支出之款項）	123,357	97,050
遞延發展支出之攤銷	790	897
遞延發展支出之撇銷虧損	—	7,780
出售物業、廠房及設備之虧損／撇銷	16,353	2,353

三、財務費用

	截至十二月三十一日止年度 二零零三年 千港元	二零零二年 千港元
利息：		
須於五年內全部償還之銀行借貸	8,473	7,844
融資租約	1,192	2,455
	9,665	10,299

四、稅項

香港利得稅乃根據年內之估計應課稅溢利按17.5%（二零零二年：16%）之稅率計算。海外稅項乃根據各個別司法權區適用之稅率計算。

五、股息

	截至十二月三十一日止年度 二零零三年 千港元	二零零二年 千港元
已派發中期股息每股7港仙（二零零二年：5港仙）	31,098	22,213
建議派發末期股息每股12港仙（二零零二年：7港仙）	53,311	31,098
	84,409	53,311

六、每股盈利

每股基本盈利及每股攤薄盈利乃按下列數據計算：

	截至十二月三十一日止年度 二零零三年 千港元	二零零二年 千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	192,649	103,836
	股數	股數
用作計算每股基本盈利之加權平均普通股數目	444,259,527	444,259,527
購股權之攤薄影響	13,454,880	3,756,804
用作計算每股攤薄盈利之加權平均普通股數目	457,714,407	448,016,331

管理層討論及分析

業務回顧

承接液晶體顯示器行業持續受惠於市場對有關產品及服務的龐大需求，集團於年內再次創下佳績。來自液晶體顯示器業務的銷售因此較上年度上升66%至12億2千萬港元，佔集團總營業額達87%。於集團各類液晶體顯示器產品中，以彩色超扭曲向列型液晶體(CSTN)顯示器的增長最為顯著。CSTN液晶體顯示器於年內的付運額達2百萬件，為集團的液晶體顯示器業務帶來29%的收益。

一般事項

於截至二零零三年十二月三十一日止年度，本集團的資本結構並無變動。

本集團現時的訂單數量非常可觀。

除投資在附屬公司及一家聯營公司外，本集團或本公司於年內概無持有任何重大投資。

年內，固定資產添置及出售（以廠房及機器為主）約為224,000,000港元及33,000,000港元。於二零零三年十二月三十一日，本集團已將其賬面總值約65,130,000港元的若干機器質押，以作為其銀行備用額的抵押品。

現時約有4,000名工人及僱員受聘於本集團的汕尾工廠，以及約有80名員工受聘於本集團香港辦事處。年內，員工總成本約為123,000,000港元。

除於一般業務過程中向銀行貼現約14,000,000港元的商業票據外，本集團概無任何重大或然負債，且僅須承擔低度滙率波動風險，並已就此妥為作出對沖（如有）。

展望

集團深信發展蓬勃的流動電話市場將推動集團之未來增長。根據IDC之預測，於2004年，流動電話市場內的彩色顯示器手機付運量將高出單色顯示器手機。同時，具備單色或彩色副屏的新型流動電話已成為市場新趨勢，將刺激對顯示器之需求。據一份官方研究報告預測，流動電話於中國市場之付運量將於2004年達1億7千萬部，顯示器付運量更會超出此水平。此外，彩色顯示器的應用更已伸延至其他電子消費產品如MP3播放機，以及其他行業如汽車業等。有見及此，集團正考慮於未來一年增設一條CSTN顯示器生產線以應付此龐大的需求。由於集團已有設立營運效率甚高的CSTN顯示器生產線的經驗，因此有助集團將新計劃的進一步投資額降至最低。

與此同時，隨著OLED科技日漸成熟，集團預期OLED於流動電話及數碼相機方面的應用將於未來數年繼續增加。集團預期OLED業務將於2004年帶來1億港元的銷售額，並將於2005年取得可觀的盈利進賬。集團已完成區域彩色OLED顯示器的研發階段，預計將可於本年度第二季推出市場。

集團於中國市場取得的超卓成績為其拓展歐美市場奠下穩固的基礎。憑藉集團完善的生產設施以及擁有各種顯示器相關的專業技能，集團將更致力推動銷售及市場推廣的工作，務求進一步擴闊其客戶基礎以加速業務發展，以及維持2006年以後的增長動力。

踏入新財政年度的第一季度，集團的手頭訂單數目已錄得理想增長。承著中國市場的蓬勃發展，以及一系列新科技及產品的湧現，集團對未來一年的收益及盈利充滿信心。

其他資料

股息

董事建議就截至二零零三年十二月三十一日止年度派付每股12港仙（二零零二年：7港仙）之末期股息，連同已於二零零三年十月派付的中期股息每股7港仙（二零零二年：5港仙）計算，本年度的股息總額為每股19港仙（二零零二年：12港仙）。

暫停股份過戶登記手續

本公司將於二零零四年五月三日至二零零四年五月七日（包括該兩日在內）暫停辦理股份過戶登記手續。為符合資格獲派發末期股息，所有過戶文件連同有關股票必須於二零零四年四月三十日下午四時正前，交往本公司之股份過戶登記處分處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）。

股東週年大會

本公司二零零四年股東週年大會將於二零零四年五月十二日舉行。股東週年大會通告將於適當時候發出。

購回、出售或贖回證券

本年度內，本公司或其附屬公司概無購回、出售或贖回本公司之上市證券。

最佳應用守則

本公司董事並不知悉有任何資料足以合理地顯示本公司於回顧年度內曾違反香港聯合交易所有限公司（「聯交所」）《證券上市規則》附錄十四之最佳應用守則。

年報

一份載有聯交所《證券上市規則》規定的所有資料之二零零三年年報，將於稍後刊載於聯交所及本公司之網站。

承董事會命
主席
林偉華

香港，二零零四年三月三十一日

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(the "Company")

ANNOUNCEMENT

relating to share price increase and apparent concentration of public float in hands of small number of shareholders

The Stock Exchange has indicated that based on information it had received from the SFC, there was a high concentration of the Company's public float in the hands of a small number of shareholders as at 31 October 2003. The Company has been advised by the Stock Exchange that the Stock Exchange had received information from the SFC that the total shareholding held by the 4 substantial shareholders and 9 other shareholders (and their close associates) was approximately 92.2% of the total issued share capital of the Company as at 31 October 2003 (to the best of the knowledge of Mr. Lam Wai Wah, the Chairman of the Company, who together with his wife is one of the 4 substantial shareholders of the Company, none of the other shareholders of the Company is related or otherwise connected to him and/or his wife).

In this connection, the Directors note that the closing prices of the Shares on the Stock Exchange surged from HK$3.35 on 30 June 2003 to HK$9.75 on 6 February 2004 and the daily volume of Shares traded on the Stock Exchange during that period ranged from the lowest of 10,000 Shares to the highest of 254,000 Shares, representing approximately 0.002% and 0.057% of the total issued share capital of the Company respectively.

On the basis of information available to the Directors, they believe that, as at 31 October 2003, approximately 52.38% of the total issued Shares were held in the hands of the public and the Company is in compliance with the public float requirement under Rule 8.08(1) of the Listing Rules. However, given the Stock Exchange's indication that the Company's public float is concentrated in the hands of a few individuals, *shareholders and investors are advised to exercise extreme caution when dealing in Shares.*

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

In 2001, following a request from the Stock Exchange, which had expressed concern that there might be too few shares of the Company ("Shares") in the public to maintain an orderly market, the Company exercised its statutory powers under section 18 of the Securities (Disclosure of Interests) Ordinance (the "SDIO") and conducted an investigation to establish the identity of its shareholders and their respective shareholdings in the Company. On 26 May 2001, the Company announced the findings of the investigation. As mentioned in that *announcement, there was a high concentration of the Company's public float in the hands of a small number of individuals as at 30 March 2001* and shareholders and investors were reminded to exercise extreme caution when dealing in the Shares.

The directors of the Company (the "Directors") were advised by the Stock Exchange recently that information the Stock Exchange had received from the Securities and Futures Commission (the "SFC") indicated that there was again a high concentration of the public float in the Shares in the hands of a small number of shareholders as at 31 October 2003, and has requested the Company to issue this announcement to keep the market informed of the circumstances.

Based on notices filed under the SDIO and the Securities and Futures Ordinance (the "SFO") and confirmations received from the Directors, those persons known to the Directors to be interested in Shares, and their respective interests as at 31 October 2003, are set out below:

	Name	No. of Shares	% of issued capital (Note 1)
1.	Lam Wai Wah (Director) together with his spouse Chung King Yee Cecilia	211,298,000	47.56
2.	Cheung Tat Sang, James (Director)	282,000	0.06
3.	Wong Pong Chun, James (Director)	12,000	negligible
4.	Chan Kin Sun together with his spouse Cheng Kwan Ying Jennifer (Note 2)	38,756,000	8.72
5.	Chan Lai Lan (Note 2)	35,096,000	7.90
6.	Yu Wing Keung Steven together with his spouse Chan Lai Lai Karen (Note 2)	29,158,000	6.56
		314,602,000	70.80

Notes:

1. Comprising 444,259,527 Shares as at 31 October 2003.

2. These shareholders are not related to any of the Directors or any of their respective associates. However, the Directors note that it was stated in a press release issued by the SFC on 10 June 2002 in connection with the sanctions imposed on Mr. Chan Kin Sun and his family members in relation to a breach of the Hong Kong Code on Takeovers and Mergers arising from their holding of Shares that Ms. Chan Lai Lan and Ms. Chan Lai Lai Karen are both sisters of Mr. Chan Kin Sun.

The Directors confirm that other than the aforesaid interests in Shares which had been previously notified to the Stock Exchange and the Company under the SDIO and/or the SFO, *none of the Directors and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"))* had any direct or indirect interest in any Shares as at 31 October 2003. On the above basis, the Directors believe that, as at 31 October 2003, approximately 52.38% of the total issued Shares were held in the hands of the public and the Company is in compliance with the public float requirement under Rule 8.08(1) of the Listing Rules.

However, the Company has been advised by the Stock Exchange that the Stock Exchange had received information from the SFC that, as at 31 October 2003, in addition to the 4 substantial shareholders (and their close associates) each having an interest in Shares representing 5% or more of the Company's issued share capital and together held approximately 70% of the total issued share capital of the Company, there were another 9 shareholders (and their close associates) who together held 97,436,000 Shares representing 21.93% of the Company's issued share capital. Further, according to the SFC, one of such 9 shareholders (and their close associates) consisted of 3 family members of Mr. Chan Kin Sun. As a result, the Company has been advised by the Stock Exchange that the Stock Exchange had received information from the SFC that the total shareholding held by the 4 substantial shareholders and 9 other shareholders (and their close associates) was approximately 92.2% of the total issued share capital of the Company as at 31 October 2003 (to the best of the knowledge of Mr. Lam Wai Wah, the Chairman of the Company, who *together with his wife is one of the 4 substantial shareholders of the Company, none of the other shareholders of the Company is related or otherwise connected to him* and/or his wife).

In this connection, the Directors note that during the period of 30 June 2003 to 6 February 2004, the lowest and highest closing prices of the Shares on the Stock Exchange were HK$3.35 and HK$9.75 respectively and the daily volume of Shares traded on the Stock Exchange ranged from the lowest of 10,000 Shares to the highest of 254,000 Shares, representing approximately 0.002% and 0.057% of the total issued share capital of the Company respectively.

Given the Stock Exchange's indication that there was a high concentration of the Company's public float in the hands of a small number of shareholders, the Directors wish to remind shareholders and investors to exercise extreme caution when dealing in Shares.

The closing price of the Shares on the Stock Exchange surged from HK$3.35 on 30 June 2003 to HK$9.75 on 6 February 2004 and was HK$9.40 on 18 February 2004. *Based on the audited accounts of the Company for the year ended 31 December 2002, the consolidated earnings per Share was 22.1 Hong Kong cents, the price-earnings* ratio (on the basis of the above closing price and earnings per Share) was approximately 42.53 and the consolidated net asset value per Share as at 31 December 2002 was HK$1.986. Save for the disclosures contained in this announcement and in previously published announcements and published quarterly and half-year results announcements and interim report, the Directors are not aware of any reason for such price increase. The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement; neither is the Board of Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Directors who individually and jointly accept responsibility for the accuracy of this statement.

(Note: All data on the closing prices and the traded volume in Shares contained in this announcement are sourced from the website www.hkex.com.hk of Hong Kong Exchanges and Clearing Limited.)

By Order of the Board
Lam Wai Wah, Steven
Chairman

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（「本公司」）

有關股價上升和
公眾持股量顯然集中在少數股東手上
的公佈

聯交所曾表示，根據其從證監會處取得的資料，本公司於截至2003年10月31日止其公眾持股量高度集中在少數的股東手上。本公司已獲聯交所告知，據聯交所從證監會處取得資料顯示，四名主要股東和九名其他股東（和與其關係密切的聯繫人士）合共持有的股權佔本公司於截至2003年10月31日止的已發行股本總額約92.2%（據本公司的主席林偉華先生（其連同其妻子乃是本公司的四名主要股東之一）所深知，本公司的其他股東與其本身及／或其妻子概無任何關係或因其他方式有任何關連）。

因此，董事留意到股份在聯交所所報的收市價由2003年6月30日的3.35港元升至2004年2月6日的9.75港元，而股份於該段期間在聯交所買賣的每日成交量介乎最低的10,000股股份至最高的254,000股股份，分別佔本公司已發行股本總額約0.002%和0.057%。

董事就其所得的資料，認為於截至2003年10月31日止，已發行股份總額中約有52.38%由公眾人士持有，因此，本公司已遵守上市規則第8.08(1)條有關公眾持股量的規定。但是，鑒於聯交所表示，本公司的公眾持股量集中在幾名個別人士手中，所以股東和投資者在買賣股份時宜加倍小心。

本公佈乃應香港聯合交易所有限公司（「聯交所」）的要求而作出。

2001年，公眾人士所持有的本公司股份（「股份」）數目可能太少，因而不足以維持有秩序市場，聯交所對此表示關注。但在聯交所提出有關要求後，本公司隨即行使其在證券（披露權益）條例（「披露權益條例」）第18條項下的法定權力，進行調查以確定本公司的股東身份和其各自持有的股權比例。2001年5月26日，本公司就該項調查的結果作出公佈。正如該份公佈所述，在截至2001年3月30日止，本公司的公眾持股量高度集中在少數的個別人士手上，所以提醒股東和投資者在買賣股份時宜加倍小心。

本公司的董事（「董事」）最近獲聯交所告知，據聯交所從證券及期貨事務監察委員會（「證監會」）處取得的資料顯示，在截至2003年10月31日止，股份的公眾持股量一再高度集中在少數股東手上，故聯交所已要求本公司刊發公佈，使市場人士得知事態的發展情況。

根據按披露權益條例和證券及期貨條例（「證券及期貨條例」）所遞交的通知，以及董事發出的確認書，就董事所知，在截至2003年10月31日止於股份中擁有權益的人士和其各自的股權比例如下：

姓名		股份數目	佔已發行股本的百分比（註1）
1.	林偉華（董事）連同其配偶鍾瓊綺	211,298,000	47.56
2.	張鑑生（董事）	282,000	0.06
3.	黃邦俊（董事）	12,000	數目很少
4.	陳建新連同其配偶鄭群英（註2）	38,756,000	8.72
5.	陳麗蘭（註2）	35,096,000	7.90
6.	余詠強連同其配偶陳麗麗（註2）	29,158,000	6.56
		314,602,000	70.80

註：

1. 於截至2003年10月31日止共有444,259,527股股份

2. 該等股東與任何董事或其各自的任何聯繫人士概無關連。但是，董事留意到他們的姓名在證監會于2002年6月10日刊發的新聞稿中出現。該份新聞稿是關於衍貨陳建新先生及其家族成員違反香港公司收購及合併守則的規定，原因是陳麗蘭女士和陳麗麗女士均為陳建新先生的胞姐妹，所以他們持有股份會觸犯上述的規定。

董事確認，除前文所述早前根據披露權益條例以及證券及期貨條例通知聯交所和本公司的股份權益外，董事和其各自的聯繫人士（定義見聯交所證券上市規則（「上市規則」））於截至2003年10月31日止在股份中概無直接或間接地擁有任何權益。基於以上所載，董事相信，於截至2003年10月31日止，已發行股份總額中約有52.38%由公眾人士持有，因此，本公司已遵守上市規則第8.08(1)條有關公眾持股量的規定。

但是，本公司已獲聯交所告知，據聯交所從證監會處取得資料顯示，在截止2003年10月31日止，除各自持有佔本公司已發行股本5%或以上的股份權益和合共持有佔本公司已發行股本約70%股權的四名主要股東（和與其關係密切的聯繫人士）外，還有另外九名股東（和與其關係密切的聯繫人士）合共持有97,436,000股股份，佔本公司已發行股本21.93%。而且，據證監會表示，該九名股東（和與其關係密切的聯繫人士）中有一名是由陳建新先生的3名家族成員組成的。因此，本公司已獲聯交所告知，據聯交所從證監會處取得資料顯示，四名主要股東和九名其他股東（和與其關係密切的聯繫人士）合共持有的股權佔本公司於截至2003年10月31日止的已發行股本總額約92.2%（據本公司的主席林偉華先生（其連同其妻子乃是本公司的四名主要股東之一）所深知，本公司的其他股東與其本身及／或其妻子概無任何關係或因其他方式有任何關連）。

因此，董事留意到在2003年6月30日至2004年2月6日期間，股份在聯交所所報的最低和最高收市價分別為3.35港元和9.75港元，而股份在聯交所買賣的每日成交量介乎最低的10,000股股份至最高的254,000股股份，分別佔本公司已發行股本總額約0.002%和0.057%。

鑒於聯交所表示，公司的公眾持股量高度集中在少數股東手上，董事提提醒股東和投資者在買賣股份時宜加倍小心。

股份在聯交所所報的收市價由2003年6月30日的3.35港元升至2004年2月6日的9.75港元，而在2004年2月18日為9.40港元。根據本公司截至2002年12月31日止年度的經審核賬目所示，每股股份的綜合盈利為22.1港仙，市盈率（按上述收市價和每股盈利計算）約為42.53倍，而於截至2002年12月31日止的每股股份的綜合資產淨值則為1.986港元。除了本公佈、以前刊發的公佈、已刊印的季度和半年業績公佈，以及中期報告所作出的資料披露外，董事並不知悉股價上升的原因。董事還確認，目前並無任何有關部門收購或變賣的商談或協議為根據《上市協議》第3段而須予公開者，董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市協議》第2段所規定的一般責任而須予公開者。

本公佈乃承董事會命而發表，各董事均個別及共同地就本聲明的準確性承擔責任。

（註：本公佈所載關於股份的收市價和成交量的一切數據均來自香港交易及結算所有限公司的網站 www.hkex.com.hk。）

承董事會命
主席
林偉華

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

RESULT OF THE EXTRAORDINARY GENERAL MEETING RELATING TO THE ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME

Ordinary resolutions approving the adoption of the New Scheme and termination of the Existing Scheme were passed by Shareholders at the Extraordinary General Meeting held on 22 December, 2003. Ordinary resolution increasing the authorized share capital of the Company from HK$50,000,000 to HK$80,000,000 was withdrawn by a board resolution of the Company dated 17 December, 2003.

Reference is made to the circular issued by the Company dated 5 December, 2003 (the "Circular") containing information, inter alia, proposing the adoption of the New Scheme and termination of the Existing Scheme. Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that the ordinary resolutions for approving the adoption of the New Scheme and termination of the Existing Scheme were duly passed by Shareholders at the Extraordinary General Meeting held on 22 December, 2003. The New Share Option Scheme complies with the new Chapter 17 of the Listing Rules and will take effect immediately upon its adoption by Shareholders at the Extraordinary General Meeting and the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares which may be issued pursuant to the exercise of the options granted under the New Scheme.

Subsequent to the dispatch of the Circular to Shareholders, after due and careful consideration by the Board, it was determined by the Board that the extent of the proposed increase of the authorized share capital of the Company from HK$50,000,000 to HK$80,000,000 should be revised. A board resolution was duly passed by the Board on 17 December, 2003 withdrawing such ordinary resolution from the notice of the Extraordinary General Meeting. The revised proposed ordinary resolution to increase the authorized share capital of the Company will be put forward to Shareholders at a subsequent shareholders' meeting.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 22 December, 2003

香港經濟日報

2003年12月23日 星期二

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

信利國際有限公司

(於開曼群島註冊成立的有限公司)

於股東特別大會上 有關採納新購股權計劃 及 終止現行購股權計劃的結果

股東於二零零三年十二月二十二日舉行的股東特別大會上已經通過就批准採納新計劃及終止現行計劃而提呈的普通決議案。本公司於二零零三年十二月十七日通過一項董事會決議案，撤銷有關將本公司法定股本由50,000,000港元增至80,000,000港元的普通決議案。

茲提述本公司於二零零三年十二月五日刊行的通函(「該通函」)，當中載有(其中包括)建議採納新計劃及終止現行計劃的有關資料。除另有所指者外，本公佈所用詞彙與該通函所界定者具有相同涵義。

董事會欣然宣佈，股東於二零零三年十二月二十二日舉行的股東特別大會上已經正式通過就批准採納新計劃及終止現行計劃而提呈的普通決議案。新購股權計劃乃符合上市規則第十七章的新規定，經股東於股東特別大會上採納後，有待聯交所上市委員會批准因根據新計劃授出的購股權獲行使而可能發行的股份上市及買賣後，即告生效。

本公司向股東寄發該通函後，董事會經過審慎周詳考慮之後，決定須重新修訂將本公司法定股本由50,000,000港元增至80,000,000港元的建議的增幅。為此，董事會於二零零三年十二月十七日正式通過一項董事會決議案，撤銷股東特別大會通告內有關普通決議案。本公司將於其後召開的股東大會上，向股東提呈有關建議增加本公司法定股本的經修訂後普通決議案。

承董事會命
主席
林偉華

香港，二零零三年十二月二十二日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Truly International Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

ADOPTION OF NEW SHARE OPTION SCHEME
AND TERMINATION OF EXISTING SHARE OPTION SCHEME
AND
INCREASE IN AUTHORISED SHARE CAPITAL

A letter from the chairman of Truly International Holdings Limited is set out on pages 4 to 7 of this circular. A notice convening the Extraordinary General Meeting of Truly International Holdings Limited to be held at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Monday, 22 December, 2003 at 10:00 a.m. (or any adjournment thereof), is set out on pages 17 to 18 of this circular.

Whether or not they intend to attend the said meeting, Shareholders are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal office at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy shall not preclude Shareholders from attending and voting at the meeting or any adjourned meeting should they so desire.

5 December, 2003

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"associates"	has the meaning ascribed to it under Rule 1.01 of the Listing Rules in relation to any director, chief executive or substantial shareholder of any member of the Group
"Board"	the board of Directors or a duly authorised committee of the board of Directors
"Company"	Truly International Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed to it under Rule 1.01 of the Listing Rules
"control"	in relation to a company, the power of a person, directly or indirectly, to secure: (i) by means of the holding of shares entitling him to exercise or control the exercise of 30% (or such lower amount as may from time to time be specified in the Code on Takeovers and Mergers (approved by the Securities and Futures Commission and as amended from time to time) as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of that company, or (ii) by means of controlling the composition of a majority of the board of directors of that company, or (iii) by virtue of any powers conferred by the constitutional document of that company or any other corporation, or (iv) by reason of any of the aforesaid relationship with another company which itself has the same power over that company (or with a series of companies each of which has the same power over another company in the series and the last one of which has the same power over that company), that the affairs of that company are conducted in accordance with the wishes of such person
"Controlling Shareholder"	a person who controls the Company
"Directors"	the directors of the Company

"Eligible Person"	any person falling within one of the following classes: (i) any director or proposed director (whether executive or non-executive, including any independent non-executive director) or full-time employee of any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (a "**Category A Eligible Person**"); or (ii) any holder of any securities issued by any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (a "**Category B Eligible Person**"); or (iii) (a) any business or joint venture partner, contractor, agent or representative of, (b) any supplier of goods or services to, or (c) any customer or distributor of goods or services of, any member of the Group or any Controlling Shareholder or a company controlled by a Controlling Shareholder (a "**Category C Eligible Person**"); and, for the purposes of the New Scheme, shall include any company controlled by one or more persons belonging to any of the above classes of persons
"Existing Scheme"	the share option scheme of the Company adopted on 22 May, 2001
"Extraordinary General Meeting"	the Extraordinary General Meeting of the Company to be held on Monday, 22 December, 2003 at 10:00 a.m. (or any adjournment thereof), notice of which is set out on pages 17 and 18 of this circular
"Group"	the Company and any entity in which the Company, directly or indirectly, holds any equity interest
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board comprising the two independent non-executive Directors, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing
"Latest Practicable Date"	2 December, 2003, being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Scheme"	the share option scheme of the Company to be proposed for adoption by the Company at the Extraordinary General Meeting, a summary of the principal terms of the rules of which is set out in the Appendix on pages 8 to 16 of this circular

"Scheme Period"	the period commencing on the date on which the New Scheme is adopted by Shareholders at the Extraordinary General Meeting and expiring at the close of business on the day immediately preceding the tenth anniversary thereof
"Shareholders"	holders of Shares
"Shares"	ordinary shares of HK$0.10 each in the issued share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning ascribed to it under Rule 1.01 of the Listing Rules
"HK$" and "$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Directors

Executive:
Mr. Lam Wai Wah, Steven *(Chairman)*
Mr. Wong Pong Chun, James
Mr. Cheung Tat Sang, James
Mr. Li Jian Hua

Non-executive:
Mr. Chung Kam Kwong

Independent non-executive:
Mr. Ip Cho Ting, Spencer
Mr. Heung Kai Sing

Registered office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

5 December, 2003

To the Shareholders

Dear Sir or Madam,

ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME AND INCREASE IN AUTHORISED SHARE CAPITAL

INTRODUCTION

In September 2001 the Stock Exchange introduced certain amendments to Chapter 17 (Equity Securities — Share Option Schemes) of the Listing Rules. A number of restrictions on share schemes have been relaxed, such as the identity of participants of share schemes, the number of options that can be granted under share schemes and the maximum limit on options that can be granted to an individual participant. On the other hand, certain stricter requirements were introduced on the grant of options to connected persons and the exercise price of options. As the Existing Scheme no longer complies with the amended rules in the Listing Rules governing share schemes, the Directors propose to terminate the Existing Scheme and adopt the New Scheme with terms to conform to the amended Chapter 17 of the Listing Rules.

The purpose of this circular is to provide Shareholders with additional information relevant to the New Scheme. This circular also sets out a notice of the Extraordinary General Meeting to be convened to consider and, if thought fit, to pass the relevant resolutions to approve the New Scheme and to terminate the Existing Scheme and to increase the authorised share capital of the Company.

EXISTING SCHEME

The Existing Scheme was adopted and approved by the Shareholders on 22 May, 2001. As at the Latest Practicable Date, options in respect of 28,000,000 Shares had been granted under the Existing Scheme and all of them remained outstanding, which entitled the holders thereof to subscribe for an aggregate of 28,000,000 Shares, representing approximately 6.3% of the existing issued share capital of the Company, comprising 444,259,527 Shares as at the Latest Practicable Date. The options in respect of the 28,000,000 Shares mentioned above were granted to the Directors and employees of the Company on 17 July, 2001 and will expire on 21 May, 2011. The Directors confirm that they will not grant any options under the Existing Scheme in the period from the Latest Practicable Date up to the date of the Extraordinary General Meeting. Upon termination of the Existing Scheme by the Shareholders, the New Scheme will become the only outstanding share option scheme of the Company.

NEW SCHEME

A summary of the principal terms of the proposed New Scheme is set out in the Appendix to this circular.

The purpose of the New Scheme is to enable the Group to grant options to selected Eligible Persons as incentives or rewards for their past and/or expected contribution to the Group. The Directors consider that it is in line with modern commercial practice that appropriate Eligible Persons determined by the Board from time to time on the basis of their actual or potential contribution to the development and growth of the Group, should be given incentives in the form of options to subscribe for Shares of the Company. The terms of the New Scheme provide that in granting options under the New Scheme, the Board can determine whether there is any minimum holding period, and whether there is any performance target which must be achieved, before an option granted under the New Scheme can be exercised. The Board will also determine the option price per Share payable on the exercise of an option according to the terms of the New Scheme. Subject to the New Scheme becoming effective, the Directors intend to exercise their powers under the New Scheme during the Scheme Period with the objective of serving the purpose of the New Scheme as stated above.

Conditional upon the occurrence of the events mentioned in the paragraph headed "Conditions" below, the Directors will be authorised to grant options under the New Scheme to selected Eligible Persons to subscribe for Shares and to allot and issue Shares pursuant to the exercise of any outstanding options which may be granted under the New Scheme. If the New Scheme is adopted at the Extraordinary General Meeting, the New Scheme will become operative as from the commencement of the Scheme Period.

The Board considers that it is not appropriate to state the value of all options that can be granted under the New Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the option value have not been determined. Such variables include the exercise price, exercise period, lock up period (if any), performance targets set (if any) and other relevant variables. The Board believes that any calculation of the value of the options as at the Latest Practicable Date would be based on a great number of speculative assumptions and therefore would not be meaningful and would be misleading to the Shareholders.

Subject to obtaining Shareholders' approval with respect to the adoption of the New Scheme at the Extraordinary General Meeting, the total number of Shares which may be issued upon exercise of the options to be granted under the New Scheme must not in aggregate exceed 10% of the Shares in issue at the date of approval of the New Scheme.

Assuming no Shares will be issued or repurchased prior to the date of the Extraordinary General Meeting on which the New Scheme is expected to be adopted by the Shareholders, the total number of the Shares in issue of the Company as at the date of the Extraordinary General Meeting will be 444,259,527. Subject to no options being exercised under the Existing Scheme in the period from the Latest Practicable Date to the date of the Extraordinary General Meeting and the New Scheme becoming effective, the Company may grant new options under the New Scheme in respect of up to 44,425,952 Shares.

A draft of the rules of the proposed New Scheme (subject to minor amendments) is available for inspection at the principal office of the Company in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong during normal business hours on any week day (except public holidays) from the date of this circular up to and including the date on which the Extraordinary General Meeting is held and will also be available for inspection at the Extraordinary General Meeting.

CONDITIONS

The New Scheme will become effective as from the day on which the Extraordinary General Meeting is held (which is convened for Monday, 22 December, 2003 (or any adjournment thereof)) for the 10 year period ending at the close of business on the day immediately preceding the tenth anniversary of such date, subject to:

(a) the passing by the Shareholders of an ordinary resolution at the Extraordinary General Meeting to approve the adoption of the New Scheme; and

(b) the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares which may be issued pursuant to the exercise of the options granted under the New Scheme.

INCREASE OF AUTHORISED SHARE CAPITAL

The authorised share capital of the Company currently consists of 500,000,000 Shares of which 444,259,527 Shares were in issue as at the Latest Practicable Date. The directors propose to increase the authorised share capital of the Company from HK$50,000,000 to HK$80,000,000 by the creation of an additional 300,000,000 new Shares. Such new Shares will rank pari passu in all respects with the existing Shares. A resolution will be proposed at the Extraordinary General Meeting to approve the increase in authorised share capital. The Directors believe that the increase in the authorised share capital of the Company will give the Company flexibility in case it becomes appropriate for the Company to consider enlarging its capital base. However, the Directors have no present intention to arrange for any new share issue for the time being.

EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting for the purpose of considering and, if thought fit, passing ordinary resolutions to approve the New Scheme and the increase in authorised share capital and to terminate the Existing Scheme is set out on pages 17 to 18 of this circular. A form of proxy is enclosed for use by Shareholders at the Extraordinary General Meeting. Shareholders are requested to complete and return the form of proxy to the Company's principal place of business in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible, but in any event not later than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof. The lodging of a form of proxy will not preclude a Shareholder from attending the Extraordinary General Meeting and voting in person should he so wish.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the Extraordinary General Meeting in respect of the ordinary resolutions relating to the adoption of the New Scheme and termination of the Existing Scheme and the increase in authorised share capital on the business day following the date of the Extraordinary General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this circular misleading.

RECOMMENDATION

The Directors believe that the adoption of the New Scheme and the increase in the authorised share capital is in the interests of the Company and will enable the Company to create incentives and benefits for appropriate Eligible Persons and increase their productivity and contribution to the Group.

Accordingly, the Directors recommend that you vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting.

PRESENT STATUS OF THE NEW SCHEME

(a) Application for approval

Application will be made to the Listing Committee of the Stock Exchange for the approval of the listing of and permission to deal in the Shares which may be issued pursuant to the exercise of the options to be granted under the New Scheme.

(b) Grant of options

As at the Latest Practicable Date, no option has been granted or agreed to be granted under the New Scheme.

On behalf of the Board
Lam Wai Wah, Steven
Chairman

The following is a summary of the principal terms of the rules of the New Scheme proposed to be adopted at the Extraordinary General Meeting:

1. Purpose of the New Scheme

The purpose of the New Scheme is to enable the Board to grant options to selected Eligible Persons as incentives or rewards for their contribution or potential contribution to the Group.

2. Who may join and basis of eligibility

The Board may, at its absolute discretion and on such terms as it may think fit, grant options to any Eligible Person to subscribe at a price calculated in accordance with paragraph 3 below for such number of Shares as it may determine in accordance with the terms of the New Scheme.

The basis of eligibility of any of the Eligible Persons to the grant of options shall be determined by the Board from time to time on the basis of his contribution or potential contribution to the development and growth of the Group.

3. Option price for subscription of Shares

The option price per Share payable on the exercise of an option is to be determined by the Board provided always that it shall be at least the higher of:

(i) the closing price of the Shares as stated in the daily quotations sheet issued by the Stock Exchange for the date of grant, which must be a business day; and

(ii) the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the date of grant,

(as subsequently adjusted pursuant to the terms of the New Scheme, if relevant), provided that the option price per Share shall in no event be less than the nominal amount of one Share.

4. Acceptance of offers

An offer for the grant of options must be accepted within twenty one (21) days inclusive of the day on which such offer was made. The amount payable by the grantee of an option to the Company on acceptance of the offer is HK$1.00.

5. Maximum number of Shares

(A) Subject to sub-paragraph (B), (C) and (D) below, the maximum number of Shares issuable upon exercise of all options to be granted under the New Scheme and any other share option schemes of the Company (excluding, for this purpose, options which have lapsed in accordance with the terms of the New Scheme or any other share option schemes of the Company) must not in aggregate exceed 10% of the Shares in issue as at the date of the Extraordinary General Meeting (the "**Scheme Mandate**"). The Shares underlying any options granted under the New Scheme or any other share option schemes of the Company which have been cancelled (but not options which have lapsed) will be counted for the purpose of the Scheme Mandate.

(B) The Scheme Mandate may be refreshed at any time by obtaining approval of the Shareholders in general meeting provided that the new limit under the refreshed Scheme Mandate must not exceed 10% of the Shares in issue at the date of the Shareholders' approval of such refreshed Scheme Mandate. Options previously granted under the New Scheme or any other share option schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the New Scheme or any other share option schemes of the Company) will not be counted for the purpose of calculating the total number of Shares subject to the refreshed Scheme Mandate.

(C) The Company may also, by obtaining separate approval of the Shareholders in general meeting, grant options beyond the Scheme Mandate provided the options in excess of the limit of the Scheme Mandate are granted only to Eligible Persons specifically identified by the Company before such approval is sought. A circular must be sent to the Shareholders containing, among other things, a generic description of the specified Eligible Persons who may be granted such options, the number and terms of the options to be granted, the purpose of granting options to the specified Eligible Persons, together with an explanation as to how the terms of the option serve such purposes.

(D) The aggregate number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes of the Company must not exceed 30% of the Shares in issue from time to time.

6. Maximum entitlement of each Eligible Person

The maximum number of Shares issued and to be issued upon exercise of options granted under the New Scheme and any other share option schemes of the Company to any Eligible Person (including cancelled, exercised and outstanding options) in any 12-month period up to the date of grant shall not exceed 1% of the Shares in issue. Any further grant of options in excess of such limit must be separately approved by Shareholders with such Eligible Person and his associates abstaining from voting. A circular must be sent to the Shareholders disclosing the identity of the proposed grantee and the number and terms of the options granted and to be granted. The number and terms (including the exercise price) of the options to be granted to such proposed grantee must be fixed before the Shareholders' approval and the date of meeting of the Board for proposing such further grant should be taken as the date of grant for the purpose of calculating the exercise price.

7. Grant of options to certain connected persons

(A) Any option to be granted to a Director, chief executive or substantial shareholder of the Company (or any of their respective associates) must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the option).

(B) Where any grant of options to a substantial shareholder of the Company or an independent non-executive Director (or any of their respective associates) will result in the total number of Shares issued and to be issued upon exercise of options already granted and to be granted to such person under the New Scheme and any other share option schemes of the Company (including options exercised, cancelled and outstanding) in any 12-month period up to and including the date of grant:

(i) representing in aggregate over 0.1% of the Shares in issue; and

(ii) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million,

such further grant of options is required to be approved by Shareholders in general meeting in accordance with the Listing Rules. A circular to Shareholders must be prepared by the Company explaining the proposed grant of option, disclosing the identity of the proposed grantee, the number and terms of the options proposed to be granted, and the recommendation from the independent non-executive Directors (excluding any independent non-executive Director who is the proposed grantee) as to voting.

The Shareholders' approval as described above will also be required for any change in the terms of any options granted to a substantial shareholder of the Company or an independent non-executive Director or any of their respective associates.

All connected persons of the listed issuer must abstain from voting at such general meeting and any vote taken at the meeting to approve the grant of such options must be taken on a poll.

8. Time of exercise of option

An option may be exercised in accordance with the terms of the New Scheme at any time during a period commencing on such date on or after the date on which the option is granted as the Board may determine in granting the option and expiring at the close of business on such date as the Board may determine in granting the option but in any event shall not exceed ten years from the date of grant (which is the date of offer of grant if the offer for the grant of the option is accepted).

9. Performance targets

Save as determined by the Board and provided in the offer of the grant of the relevant options, there is no performance target which must be achieved before any of the options can be exercised.

10. Ranking of Shares

If under the terms of a resolution passed or an announcement made by the Company prior to the date of exercise of an option, a dividend is to be or is proposed to be paid, or Shares are to be issued or proposed to be issued by way of the capitalization of profits or reserves or by way of rights under an offer made pro rata, to Shareholders on the register of members of the Company on a date prior to such date of exercise, the Shares to be issued upon such exercise will not rank for such dividend or such Shares. Subject as aforesaid, Shares allotted upon the exercise of an outstanding option will be subject to all the provisions of the articles of association of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of such exercise. Shares allotted upon the exercise of an option for the time being outstanding shall not carry voting rights until completion of the registration of the option holder (or any other person) as the holder thereof.

11. Rights are personal to grantee

An option shall not be transferable or assignable and shall be personal to the grantee of the option.

12. Rights of exercise for grantees who were Category A Eligible Persons

If a grantee of an option who at the time of the grant of the option to him qualified as an Eligible Person because he was a Category A Eligible Person ceases to be such a Category A Eligible Person:

(i) by reason of ill-health or injury or disability or death, then he or (as the case may be) his personal representative(s) may exercise his outstanding option within six months or up to the expiration of the relevant option period, whichever is earlier, failing which the option will lapse; or

(ii) because the relevant member of the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder, by reason of his employment or engagement with, or secondment to, which he qualified as a Category A Eligible Person at the time the option was granted, ceases to be a member of the Group or a Controlling Shareholder or a company controlled by the relevant Controlling Shareholder (as the case may be), then he may exercise his outstanding option within six months or up to the expiration of the relevant option period, whichever is earlier, failing which the option will lapse; or

(iii) by reason of retirement in accordance with his contract of employment or service, then he may exercise his outstanding option within six months after he so ceases or, if the Board in its absolute discretion determine, within six months following the date of his sixtieth birthday where the retirement takes effect prior to such date, failing which the option will lapse; or

(iv) by reason of voluntary resignation or dismissal, or upon expiration of his term of directorship (unless immediately renewed upon expiration), or by termination of his employment or service in accordance with the termination provisions of his contract of employment or service by the relevant company otherwise than by reason of redundancy, then his outstanding options shall lapse on the date he so ceases; or

(v) on the grounds that he has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally or has committed any serious misconduct or has been convicted of any criminal offence (other than an offence which in the opinion of the Board does not bring the grantee or the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder into disrepute), then his outstanding options shall lapse automatically on the date of his ceasing to be an Eligible Person; or

(vi) for any other reason, any options exercisable at the date he so ceases may be exercised within three months of the date he so ceases, failing which the option will lapse,

provided always that in each case the Board may in its absolute discretion decide that such option or any part thereof shall not so lapse or determine subject to such conditions or limitations as it may decide.

13. Rights of exercise for grantees who were Category B Eligible Persons

If a grantee of an option who at the time of the grant of the option to him qualified as an Eligible Person because he was a Category B Eligible Person:

(i) ceases to be a Category B Eligible Person by reason that such grantee ceases to be a holder of any securities issued by the relevant member of the Group or the relevant Controlling Shareholder or the relevant company controlled by a Controlling Shareholder, then his outstanding option shall lapse on the date he so ceases; or

(ii) ceases to be a Category B Eligible Person because the relevant member of the Group, by reason of his holding of securities in which he qualified as a Category B Eligible Person at the time the option was granted, ceases to be a member of the Group, then he may exercise his outstanding option within six months after he so ceases or up to the expiration of the option period, whichever is earlier, failing which the option will lapse; or

(iii) ceases to be a Category B Eligible Person because the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder, by reason of his holding of securities in which he qualified as a Category B Eligible Person at the time the option was granted, ceases to be a Controlling Shareholder or a company controlled by the relevant Controlling Shareholder (as the case may be), then his outstanding option shall lapse on the date he so ceases; or

(iv) (if the grantee is an individual) dies, then his personal representative(s) may exercise his outstanding option within six months after his death or up to the expiration of the option period, whichever is earlier, failing which the option will lapse; or

(v) has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally or has committed any serious misconduct or has been convicted of any criminal offence (other than an offence which in the opinion of the Board does not bring the grantee or the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder into disrepute), then his outstanding option shall lapse automatically on the date of the relevant court order, resolution, misconduct or conviction or the effective date of the relevant arrangements or composition (as the case may be),

provided always that in each case the Board may in its absolute discretion decide that such option or any part thereof shall not so lapse or determine subject to such conditions or limitations as it may decide.

14. Rights of exercise for grantees who were Category C Eligible Persons

If a grantee of an option who at the time of the grant of the option to him qualified as an Eligible Person because he was a Category C Eligible Person:

(i) has, in the absolute determination of the Board, committed any breach of contract entered into between such Eligible Person and the relevant member of the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder; or

(ii) has committed any act of bankruptcy or become insolvent or made any arrangements or composition with his creditors generally or committed any serious misconduct or been convicted of any criminal offence (other than an offence which in the opinion of the Board does not bring the grantee or the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder into disrepute);

then his outstanding options shall lapse and determine automatically on the date of the Board's determination referred to in (i) above or, as the case may be, the date of the relevant court order, resolution, misconduct or conviction or the effective date of the relevant arrangements or composition (as the case may be) for the relevant event referred to in (ii) above; or

(iii) if the grantee (if he is an individual) dies, then his personal representative(s) may exercise his outstanding option within six months after his death or up to the expiration of the option period, whichever is earlier, failing which the option will lapse,

provided always that in each case the Board may in its absolute discretion decide that such option or any part thereof shall not so lapse or determine subject to such conditions or limitations as it may decide.

15. Rights on exercise for grantees which were companies controlled by Eligible Persons

In respect of any option granted to a company which qualified as an Eligible Person because it was a company controlled by a person ("Relevant Person") who was a Category A Eligible Person or Category B Eligible Person or Category C Eligible Person:

(i) the relevant provisions set out in paragraph 12, 13, or 14 (as the case may be) would apply to its outstanding option as if the option had been granted to the Relevant Person; and

(ii) its outstanding option shall lapse on the date it ceases to be a company controlled by the Relevant Person,

provided always that in each case the Board may in its absolute discretion decide that such option or any part thereof shall not so lapse or determine subject to such conditions or limitations as it may decide.

16. Failure to meet continuing eligibility criteria

If the Board in the offer granting the relevant option has specified that the grantee has to meet certain continuing eligibility criteria and that the failure of the grantee to meet any such continuing eligibility criterion would entitle the Company to cancel the option then outstanding (or part thereof), then upon the failure of the grantee to meet any such continuing eligibility criterion, his outstanding option shall lapse and determine on the date the Board exercises the Company's right to cancel the option on the ground of such failure.

17. Rights on a general offer

If a general offer by way of takeover is made to all the Shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror, the grantee of an option shall, subject to paragraph 8 above, be entitled to exercise at any time within a period of fourteen days after such control has been obtained by the offeror any option in

whole or in part to the extent not already exercised (and notwithstanding any restrictions which would otherwise have prevented such option from being exercisable at that time). For the avoidance of doubt, an option not so exercised shall remain valid in accordance with its terms and subject to such restrictions as applied to it before the general offer.

18. Rights on winding-up

If notice is given by the Company to Shareholders of a general meeting at which a resolution will be proposed for the voluntary winding-up of the Company, the Company shall forthwith give notice to all grantees of options and each grantee shall be entitled, at any time no later than two business days prior to the proposed general meeting of the Company to exercise any of his outstanding options in whole or in part to the extent not already exercised (and notwithstanding any restrictions which would otherwise have prevented such option from being exercisable at that time). If such resolution is duly passed, all options shall, to the extent that they have not been exercised, thereupon lapse and determine on the commencement of the winding-up.

19. Rights on compromise or arrangement

In the event of a compromise or arrangement between the Company and Shareholders or the Company's creditors being proposed in connection with a scheme for the reconstruction or amalgamation of the Company pursuant to the Companies Ordinance (Cap 32 of the Laws of Hong Kong), notice of the relevant meeting shall be given to the grantees of options on the same day notice is given to the Shareholders and the Company's creditors, and thereupon each grantee (or where permitted his personal representative(s)) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of the date falling two calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the High Court of Hong Kong be entitled to exercise his option, but such exercise of an option shall be conditional upon such compromise or arrangement being sanctioned by the High Court of Hong Kong and becoming effective. Failing such exercise, all options will lapse.

20. Lapse of options

An option shall lapse automatically on the earliest of:

(i) the expiry of the period referred to in paragraph 8 above;

(ii) the date on which the grantee commits a breach of paragraph 11 above, if the Board shall exercise the Company's right to cancel the option;

(iii) the expiry of the relevant period or the occurrence of the relevant event referred to in paragraph 12, 13, 14, 15 or 16 above; and

(iv) the expiry of any of the relevant periods referred to in paragraph 18 or 19 above.

21. Cancellation of options granted but not yet exercised

Following the cancellation of any options granted under the New Scheme but not exercised, new options may only be granted to the same grantee under the New Scheme with available unissued options (excluding the cancelled options) within the limit of the Scheme Mandate then available to the Board.

22. Effects of alterations to capital

In the event of any reduction, sub-division or consolidation of the share capital of the Company or any capitalisation issue or rights issue, the number of Shares comprised in each option and/or the option price may be adjusted in such manner as the Board (having, except in the case of an issue of Shares by way of the capitalisation of profits or reserves, received a statement in writing from the auditors of the Company or an independent financial adviser appointed for such purpose that in their opinion the adjustments proposed are fair and reasonable) may deem appropriate, provided always that the grantee shall have the same proportion of the equity capital of the Company as that to which he was entitled before such adjustments, and that no such adjustments shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of Shares as consideration in a transaction will not be regarded as a circumstance requiring adjustment.

23. Period of the New Scheme

The New Scheme will remain in force for a period of ten years commencing on the date on which the New Scheme is adopted by Shareholders in general meeting and shall expire at the close of business on the day immediately preceding the tenth anniversary thereof, unless terminated earlier by Shareholders in general meeting.

24. Alteration to the New Scheme

(A) No amendment shall be made to the terms and conditions of the New Scheme which extends the class of Eligible Persons, or alters to the advantage of the grantees of the options relating to matters governed by Rule 17.03 of the Listing Rules, except with the prior approval of the Shareholders in general meeting.

(B) Any amendment to any terms of the New Scheme which are of a material nature or any change to the options granted must be approved by Shareholders in general meeting except where the alterations take effect automatically under the existing terms of the New Scheme.

(C) Any change to the authority of the Board in relation to any alteration to the terms of the New Scheme must be approved by Shareholders in general meeting.

(D) Any amendment to any terms of the New Scheme or the options granted shall comply with the relevant requirements of Chapter 17 of the Listing Rules.

25. Termination of the New Scheme

The Company may, with the approval in general meeting of the Shareholders, terminate the New Scheme at any time following which no further grant of options shall be offered but in all other respects the rules of the New Scheme shall continue in full force and effect. Any options granted prior to such termination, including options exercised or outstanding, shall continue to be valid and exercisable in accordance with the rules of the New Scheme.

26. Conditions of the New Scheme

The New Scheme is conditional on:

(1) the passing by the Shareholders of an ordinary resolution at the Extraordinary General Meeting to approve the adoption of the New Scheme; and

(2) the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of any options which may be granted under the New Scheme.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Monday, 22 December, 2003 at 10:00 a.m. (or any adjournment thereof) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as ordinary resolution of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval of the listing of and permission to deal in the shares of the Company to be issued pursuant to the exercise of any options granted under the new share option scheme of the Company (the "Scheme"), a copy of which has been produced to this meeting marked "A" for the purpose of identification, the Scheme be and is hereby approved and adopted and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme including but without limitation:

   (1) to administer the Scheme under which options may be granted to Eligible Persons (as defined in the Scheme) to subscribe for shares in the capital of the Company;

   (2) to modify and/or amend the Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Scheme relating to modification and/or amendment;

   (3) to make application at the appropriate time or times to the Stock Exchange, and any other stock exchanges upon which the issued shares of the Company may for the time being be listed, for listing of and permission to deal in any shares of the Company which may from time to time be issued and allotted pursuant to the exercise of the options under the Scheme; and

   (4) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the Scheme."

2. "**THAT** conditional upon the passing of the resolution set out in the notice convening this meeting as Resolution 1, the share option scheme adopted by the Company on 22 May, 2001 be and is hereby terminated with immediate effect."

3. "**THAT** the authorised share capital of the Company be increased from HK$50,000,000 to HK$80,000,000 by the creation of an additional 300,000,000 Shares of HK$0.10 each ranking pari passu with the existing shares of HK$0.10 each in the capital of the Company.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 5 December, 2003

Registered office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorised to sign the same.

3. Any member entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the Company's principal office at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy shall be deemed to be revoked.

6. Where there are joint holders of any Share, any one of such joint holders may vote, either in person or by proxy, in respect of such Share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

3. 「**動議**藉額外增設300,000,000股每股面值0.10港元的股份，將本公司的法定股本由50,000,000港元增至80,000,000港元。該等新增股份與本公司股本中每股面值0.10港元的現有股份均享有同等權益。」

承董事會命
主席
林偉華

香港，二零零三年十二月五日

註冊辦事處：
P. O. Box 309
Grand Cayman
Cayman Islands
British West Indies

附註：

1. 大會適用的代表委任表格連同本通告副本已一併寄發予本公司股東。

2. 委任代表的文據必須經委任人或其書面正式授權的受權人親筆簽署，或如委任人為一家公司，則必須加蓋公司印鑑或由獲授權簽署之任何高級人員、受權人或其他人士親筆簽署。

3. 凡有權出席上述通告召開的大會並於會上投票的股東，均有權委派一位或以上受委代表代其出席大會及投票。受委代表毋須為本公司股東。

4. 代表委任表格連同經簽署的授權書或其他授權文件(如有)，或經由公證人簽署證明的授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送抵本公司的主要辦事處，地址為香港新界葵涌永業街1至3號忠信針織中心2樓，方為有效。

5. 股東在填妥及交回代表委任表格後，仍可親自出席所召開的大會或任何續會，並於會上投票，屆時，代表委任表格將被視為已經撤銷論。

6. 凡屬本公司股份的聯名持有人，任何一位該等聯名持有人均可就該等股份親自或委派代表於會上投票，猶如彼為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則出席者中只有排名首位的人士，方有權投票。就此而言，排名先後乃按本公司股東名冊上就聯名持有的股份所列股東姓名次序而釐定。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED
信利國際有限公司

(於開曼群島註冊成立之有限公司)

茲通告本公司謹訂於二零零三年十二月二十二日(星期一)上午十時正假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東特別大會(或其任何續會),藉以考慮並酌情通過下列決議案為本公司普通決議案(不論有否經修訂):

普通決議案

1. 「**動議**待香港聯合交易所有限公司(「聯交所」)批准因行使根據本公司新購股權計劃(其註有「A」字樣的副本已提呈本大會,以資識別)(「該計劃」)授出的任何購股權而將予發行的本公司股份上市及買賣並在其規限下,通過及採納該計劃,並授權本公司董事會作出可能必要或權宜的所有行動,及訂立所有交易、安排及協議,以令該計劃得以全面生效,包括(但不限於):

    (1) 管理該計劃;據此,本公司可向合資格人士(定義見該計劃)授出購股權,以認購本公司股本中的股份;

    (2) 不時修改及/或修訂該計劃,惟該等修改及/或修訂必須根據該計劃有關修改及/或修訂的條文而作出;

    (3) 於適當時候向聯交所及本公司已發行股份於當時可能上市的任何其他證券交易所提出申請,以批准本公司因行使該計劃下的購股權而不時可予發行及配發的任何股份上市及買賣;及

    (4) 同意(倘其認為此舉乃屬恰當及權宜)有關當局就該計劃可能規定或施加的條件、修改及/或更改。」

2. 「**動議**待召開本大會的通告所載決議案(即第1項決議案)獲得通過後,終止本公司於二零零一年五月二十二日採納的購股權計劃並即時生效。」

26. **新計劃的條件**

新計劃須待以下條件達成後，方可作實：

(1) 股東在股東特別大會通過普通決議案批准採納新計劃；及

(2) 聯交所上市委員會批准因根據新計劃授出的購股權獲行使而發行的股份上市及買賣。

22. **資本變動的影響**

倘本公司削減、拆細或合併股本，或進行資本化發行或供股，則每份購股權所涉及的股份數目及／或購股權價格或會按董事會認為合適的方式有所調整(除將溢利或儲備以撥充資本方式發行股份外，在該情況下，董事會須獲本公司核數師或就此獲委任的獨立財務顧問發出的書面聲明，證實該等調整建議實屬公平合理)，惟無論如何承授人所持本公司的已發行股本比例須與調整前相同，而該等調整不得導致股份按低於面值的價格發行。發行股份作為交易代價不會視為須作調整的情況。

23. **新計劃的期限**

新計劃的有效期為十年，由股東在股東大會上通過新計劃當日起生效，而除非股東在股東大會上通過提早終止新計劃，否則將於屆滿十週年當日前一日營業時間結束時終止。

24. **修訂新計劃**

(A) 除非事先獲股東於股東大會上批准，否則不得修訂新購股權計劃的條款及條件，藉此擴大合資格人士的類別，或為購股權承授人的利益而修訂受上市規則第17.03條監管的事宜。

(B) 凡對新計劃任何條款作出任何重大修訂，或已授出的購股權有任何變動，均須經股東在股東大會上批准，惟根據新計劃的現有條款而自動生效的修訂除外。

(C) 董事會修訂新計劃的條款的權力有任何變動，則須經股東在股東大會上批准。

(D) 新計劃或已授購股權的任何條款有任何修訂，均須符合上市規則第十七章的有關規定。

25. **終止新計劃**

本公司可在股東於股東大會批准後，隨時終止新計劃，並且其後不得再授出任何購股權，惟新計劃的所有規定在各方面應繼續有十足的效力及作用，而於終止前授出的購股權(包括已行使或尚未行使的購股權)應繼續有效，並可根據新計劃的規則行使。

何限制阻止購股權在當時行使)。為免生疑，未按上述方式行使的購股權仍會依據其條款繼續有效，並須受全面收購提出前，對其適用的限制的規限。

18. 清盤時的權利

倘若本公司向股東發出通知召開股東大會，並於會上建議將本公司自動清盤，則本公司須隨即向全體購股權承授人發出有關通知，而各承授人應有權最遲在本公司建議召開股東大會之日前兩個營業日，隨時行使全部或部份尚未行使的購股權(即使有任何限制阻止購股權在當時行使)。倘若該決議案獲正式通過，則所有尚未行使的購股權須於本公司開始清盤時失效及終絕。

19. 和解協議及償債安排時的權利

本公司若根據香港法例第32章公司條例，與其股東或債權人訂立和解協議或債務償還安排，藉此重組本公司或進行合併計劃建議，則本公司須在向本公司股東及債權人發出通知當日，同時向購股權承授人發出有關大會的通知，而各承授人(或在許可時，其遺產代理人(一位或多位))有權由當日起隨即行使購股權，直至當日起計滿兩個曆月為止，或由該日起計至香港最高法院核准該項和解協議或債務償還安排當日(以較早者為準)為止，惟行使購股權一事，須待香港最高法院核准該項和解協議或債務償還安排後，方為有效。在上述期間未獲行使的購股權，將告失效。

20. 購股權失效

購股權將於以下日期(以較早者為準)自動失效：

(i) 上文第8段所述之期間屆滿當日；

(ii) 承授人違反上文第11段所述內容當日(倘董事會行使本公司註銷購股權的權利)；

(iii) 上文第12、13、14、15或16段所述有關期間屆滿或有關事件發生當日；及

(iv) 上文第18或19段所述任何有關期間屆滿當日。

21. 註銷已授出但尚未行使的購股權

根據新計劃授出但尚未行使的購股權一經註銷後，僅可根據新計劃向同一名承授人授出新購股權，而尚餘未發行的購股權(不包括已註銷的購股權)不得多於董事會當時可授出的計劃授權上限。

(ii) 已經破產、無力償還債務，或已經與其債權人普遍達成任何債務償還安排或債務重組協議，或已嚴重失職，或被裁定觸犯任何刑事罪行（董事會若認為有關罪行不至令承授人、本集團或有關控權股東，或有關控權股東控制的有關公司的聲譽受損，則屬除外）；

則該位承授人在當時尚未行使的購股權，將於上文第(i)段所述董事會有所決定當日，或與上文第(ii)段相關的法令頒佈當日、決議案通過當日、失職或被判罪之日，或達成有關安排或債務重組協議當日（視情況而定）起自動失效及終絕；或

(iii) 倘若承授人（個人）身故，則其遺產代理人（一位或多位）可於承授人身故後六個月內，或截至有關購股權行使期屆滿前（以較早者為準），行使承授人尚未行使的購股權，若不行使，有關購股權將告失效，

惟在上述各情況下，董事會可運用本身的絕對酌情權，在其決定的條件或限制的規限下，決定該等購股權或其任何部份是否可不必如此失效或終絕。

15. 屬於合資格人士所控制的公司的承授人之行使權利

凡向甲類合資格人士、乙類合資格人士或丙類合資格人士（「該有關人士」）所控制，並因此關係而成為合資格人士的公司授出購股權，對於該等購股權而言：

(i) 第12、13或14段（視情況而定）所列的有關規定應對尚未行使的購股權同樣適用，猶如該等購股權乃向該有關人士授出一樣；及

(ii) 尚未行使的購股權，將於該公司不再由該有關人士控制當日起失效，

惟在上述各情況下，董事會可運用本身的絕對酌情權，在其決定的條件或限制的規限下，決定該等購股權或其任何部份是否可不必如此失效或終絕。

16. 無法達到持續符合資格準則

倘若董事會在授出有關購股權時，指明承授人須達到若干持續符合資格準則，而承授人若未能達到該持續符合資格準則時，本公司會有權註銷承授人當時尚未行使的購股權（或其部份），如此，在承授人確實無法達到該持續符合資格準則時，其尚未行使的購股權將於董事會基於上述原因而行使本公司註銷購股權的權利當日起失效及終絕。

17. 全面收購時的權利

倘若全體股東（收購人及／或其控制的任何人士及／或與其聯合或一致行動的人士除外）獲提呈以收購方式進行的全面收購，則在上文第8段的規限下，購股權的承授人可於收購人取得有關控制權後14日內，隨時行使全部或部份尚未行使的購股權（即使有任

13. **屬於乙類合資格人士的承授人之行使權利**

倘於授出購股權時因屬乙類合資格人士而成為合資格人士的承授人：

(i) 因不再持有本集團有關成員公司、有關控權股東或由控權股東控制的有關公司所發行的任何證券而不再為乙類合資格人士，則其尚未行使購股權將於不再為該類人士當日起失效；或

(ii) 因本集團的有關成員公司（該人士於獲授購股權時由於持有該公司證券而成為乙類合資格人士）不再為本集團成員公司而不再為乙類合資格人士，則可於不再為該類人士當日起計六個月內或截至有關購股權期間屆滿前（以較早者為準）行使尚未行使的購股權，否則有關購股權將告失效；或

(iii) 因有關控權股東或由有關控權股東控制的有關公司（該人士於獲授購股權時由於持有該公司證券而成為乙類合資格人士）不再為控權股東或由有關控權股東控制的公司（視情況而定）而不再為乙類合資格人士，則其尚未行使購股權將於不再為該類人士當日起失效；或

(iv) 倘屬個人的承授人身故，則其遺產代理人可於承授人身故後六個月內或截至有關購股權期間屆滿前（以較早者為準）行使尚未行使的購股權，否則有關購股權將告失效；或

(v) 破產、無力償還債務或與其債權人普遍達成任何償債安排或債務重組協議、嚴重失職，或被裁定觸犯刑事罪行（董事會認為不會導致承授人、本集團、有關控權股東或由有關控權股東控制的有關公司聲譽受損者除外），則其尚未行使購股權將於有關法庭指令、決議案、失職、判罪或達成有關安排或債務重組協議（視情況而定）當日起自動失效，

惟在上述各情況下，董事會可運用本身的絕對酌情權，在其決定的條件或限制的規限下，決定該等購股權或其任何部份是否可不必如此失效或終絕。

14. **屬於丙類合資格人士的承授人之行使權利**

倘於授出購股權時因屬丙類合資格人士而成為合資格人士的承授人：

(i) 在董事會的全權裁定下，違反本身與本集團有關成員公司、有關控權股東或有關控權股東控制的有關公司所訂立的合約；或

12. **屬於甲類合資格人士的承授人之行使權利**

倘於授出購股權時因屬甲類合資格人士而成為合資格人士的承授人：

(i) 因患病、受傷、喪失行為能力或身故不再為甲類合資格人士，則其本人或其遺產代理人(視情況而定)可於六個月內或截至有關購股權期間屆滿前(以較早者為準)行使尚未行使的購股權，否則有關購股權將告失效；或

(ii) 因本集團有關成員公司、有關控權股東或由有關控權股東控制的有關公司(該人士於授出購股權時由於受聘、僱用或調職至該公司而成為甲類合資格人士)不再為本集團的成員公司、控權股東或由控權股東控制的公司(視情況而定)而不再屬於甲類合資格人士，則可於六個月內或截至有關購股權期間屆滿前(以較早者為準)行使尚未行使的購股權，否則有關購股權將告失效；或

(iii) 因根據僱傭或服務合約退休而不再為甲類合資格人士，則可於不再為該類人士起計六個月內，或在董事會運用絕對酌情權決定下，於年滿六十歲當日(倘退休於該日前生效)後六個月內行使尚未行使購股權，否則有關購股權將告失效；或

(iv) 因自願辭職、被解僱或董事任期屆滿(於屆滿時立即連任者除外)，或因裁員以外原因根據僱傭或服務合約的終止條款遭有關公司終止聘用而不再為甲類合資格人士，則其尚未行使購股權將於該位承授人不再屬於該類人士當日起失效；或

(v) 因破產、無力償還債務或與其債權人普遍達成任何償債安排或債務重組協議、嚴重失職，或被裁定觸犯刑事罪行(董事會認為不會導致承授人、本集團、有關控權股東或由有關控權股東控制的有關公司聲譽受損者除外)而不再為甲類人士，則其尚未行使購股權將於該位承授人不再屬於合資格人士當日起自動失效；或

(vi) 因任何其他原因而不再屬於甲類合資格人士，則可於不再屬於該類人士起計三個月內行使任何可行使購股權，否則有關購股權將告失效，

惟在上述各情況下，董事會可運用本身的絕對酌情權，在其決定的條件或限制的規限下，決定該等購股權或其任何部份是否可不必如此失效或終絕。

(ii) 根據股份於授出日期的收市價計算，總值超過5,000,000港元，

則再行授出購股權一事須遵照上市規則的規定，經股東於股東大會上批准。本公司必須為各股東編撰通函，其中闡釋授出購股權的建議、披露準承授人的身份、將授出的購股權的數目及條款，以及獨立非執行董事(不包括身為準承授人的獨立非執行董事)對投票的推薦建議。

本公司向其主要股東、獨立非執行董事，或彼等各自的聯繫人授出的購股權的條款如有任何變動，亦須經股東作出上述批准。

所有上市發行人的關連人士不得於該等股東大會上投票。凡在大會上徵求股東批准授出購股權，均須以投票方式表決。

8. 購股權的行使期

購股權可於董事會授出購股權當日起，或董事會在授出購股權時所決定的較後日期起，至董事會於授出購股權時所決定的日期之營業時間結束為止的期間內，根據新計劃的條款隨時行使，惟無論如何，行使期由授出日期(倘授出購股權的建議獲接納，則為建議授出購股權的日期)起計不得超過十年。

9. 表現目標

除董事會另有決定及在授出購股權建議時另有規定外，承授人行使購股權前不必達成任何表現目標。

10. 股份地位

倘在購股權行使當日前，通過的決議案訂有條款或本公司發出公佈，宣佈派發或建議派發股息，或將溢利或儲備撥充資本或以按比例供股的方式，向行使日期前一日名列本公司股東名冊的股東發行或建議發行股份，因行使有關購股權而發行的股份將不會享有該等股息或該等股份。除上文另有規定外，因行使尚未行使購股權而配發的股份，須符合本公司當時生效的細則的所有規定，並且在各方面均與行使當日的已發行繳足股份享有同等權益。因行使當時尚未行使購股權而配發的股份，須待購股權持有人(或任何其他人士)完成登記成為股份持有人後，方附有投票權。

11. 權利屬承授人個人所有

購股權屬承授人個人所有，一概不得轉讓或指讓。

(B) 經股東在股東大會批准後，計劃授權上限可隨時更新，惟更新後的計劃授權上限不得超過股東批准更新計劃授權上限當日已發行股份的10%。計算更新計劃授權上限所涉及的股份總數時，不會計入先前根據新計劃或本公司任何其他購股權計劃所授出的購股權（包括根據新計劃或本公司任何其他購股權計劃條款已行使、尚未行使、已註銷或已失效的購股權）。

(C) 經股東在股東大會另行批准後，本公司亦可授出超逾計劃授權上限的購股權，惟超出上限的購股權只可向本公司於徵求上述批准前，已經特別指定的合資格人士授出。在徵求股東批准前，必須向各股東寄發通函，其中載有可獲授該等購股權的指定合資格參與者的一般資料、將授出的購股權數目及條款、授予指定合資格參與者購股權的目的，以及闡述該等購股權的條款如何達至該等目的。

(D) 因行使所有根據新計劃及本公司任何其他購股權計劃授出而尚未行使的購股權而發行的股份總數，不得超過本公司不時已發行股份的30%。

6. 各合資格人士可獲授的購股權上限

截至授出購股權當日為止的任何12個月內，因根據新計劃及本公司任何其他購股權計劃授予任何合資格人士的購股權（包括已註銷、已行使及尚未行使的購股權）獲行使而發行及將發行的股份總數，不得超過已發行股份的1%。倘授出任何超逾該上限的購股權，則須先經股東另行批准，而該合資格人士及其聯繫人不得投票。本公司必須向各股東寄發通函，其中披露準承授人的身份、所授及將授出的購股權的數目及條款。至於將向該準承授人授出的購股權數目及條款（包括行使價），則須於股東批准前釐定。在計算認購價時，董事會為建議再行授出購股權而舉行的會議日期應視為授出日期論。

7. 向若干關連人士授出購股權

(A) 凡向本公司董事、行政總裁或主要股東（或彼等各自的聯繫人）授出購股權，必須經獨立非執行董事（不包括本身屬於購股權承授人的獨立非執行董事）批准。

(B) 本公司若向其主要股東或獨立非執行董事（或彼等各自的聯繫人）授出購股權，將導致於截至及包括授出日期止任何12個月內，因該位人士行使根據新計劃或本公司任何其他購股權計劃獲授及將授出的購股權（包括已行使、已註銷及尚未行使的購股權）而發行及將發行的股份數目：

　(i) 合共超過已發行股份的0.1%；及

以下為建議於股東特別大會上採納的新計劃的規則之主要條款概要：

1. 新計劃的目的

新計劃旨在讓董事會可向經選定的合資格人士授出購股權，以獎勵或酬謝彼等過去對本集團所作的貢獻或預期日後對本集團的貢獻。

2. 參與人士及資格

董事會可運用絕對酌情權，按其認為適當的條款向任何合資格人士授出購股權，以根據新計劃條款按下文第3段所述方式計算的價格，認購由董事會決定的數目的股份。

合資格獲授購股權人士的資格應由董事會不時依據彼等對本集團發展所作出或可能作出的貢獻而釐定。

3. 認購股份的購股權價格

行使購股權時應付的每股購股權價格須由董事會釐定，惟無論如何不得低於每股面值，並至少相等於：

(i) 授出購股權當日(必須為營業日)，股份在聯交所每日報價表所示的收市價；或

(ii) 授出購股權當日前五個交易日，股份在聯交所每日報價表的平均收市價

兩者中較高者為準(價格或會在其後根據新計劃的相關條款調整)。

4. 接納要約

合資格人士須於購股權要約提出當日起計二十一(21)日(包括當日)內接納購股權。購股權承授人接納購股權時，須向本公司支付1.00港元。

5. 股份數目上限

(A) 在下文(B)、(C)及(D)分段的規限下，因行使根據新計劃及本公司任何其他購股權授出的購股權而可發行的股份數目(就此而言，不包括根據新計劃或本公司任何其他購股權計劃的條款失效的購股權)，合共不得超過股東特別大會舉行當日的已發行股份10%(「**計劃授權上限**」)。根據新計劃或本公司任何其他購股權計劃授出而已註銷(非已失效)的購股權所涉及的股份亦會計入計劃授權上限之內。

遵照上市規則的規定，本公司將於緊隨股東特別大會舉行當日之後的營業日，在報章刊登公告，公佈有關採納新計劃及終止現行計劃及增加法定股本的股東特別大會普通決議案的表決結果。

責任聲明

本通函包括遵照上市規則而載列的詳情，旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全責，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事項，致使其內容有所誤導。

推薦意見

董事相信，採納新計劃及增加法定股本乃符合本公司利益的做法，讓本公司能向適合的合資格人士提供獎勵和利益，從而提高他們的生產力，對本集團貢獻更多。

因此，董事建議　閣下投票贊成將於股東特別大會提呈的普通決議案。

新計劃的現況

(a) 申請批准

有關批准因根據新計劃授出的購股權獲行使而或會發行的股份上市及買賣的申請，將向聯交所上市委員會提出。

(b) 授出購股權

截至最後實際可行日期，並無根據新計劃授出或同意授出購股權。

此致

列位股東　台照

代表董事會
主席
林偉華
謹啟

二零零三年十二月五日

假設在股東特別大會(預期股東將於會上採納新計劃)舉行之前不發行或購回任何股份，則於股東特別大會舉行當日本公司已發行股份總數將為444,259,527股。若在最後實際可行日期至股東特別大會舉行為止的期間內沒有根據現行計劃行使任何購股權，及若新計劃得以生效，本公司根據新計劃授出的新購股權最多可涉及44,425,952股股份。

由本通函刊發當日起至股東特別大會舉行當日為止(包括當日)任何周日(公眾假期除外)的一般辦公時間內，建議中的新計劃規則的草擬本(該等規則可能會再有輕微改動)於本公司在香港的主要辦事處(香港新界葵涌永業街1至3號忠信針織中心2樓)備閱。

條件

新計劃將於股東特別大會(或其任何續會)舉行當日(已定為二零零三年十二月二十二日(星期一))起生效，為期十年，直至緊接當日起計滿十週年前一日的營業時間結束時終止，惟須待下列條件完成，方可作實：

(a) 股東在股東特別大會上通過普通決議案批准採納新計劃；及

(b) 聯交所上市委員會批准因根據新計劃授出的購股權獲行使而發行的股份上市及買賣。

增加法定股本

於最後實際可行日期，本公司目前的法定股本為500,000,000股股份，其中444,259,527股股份為已發行股份。董事建議額外增設300,000,000股新股份，將本公司的法定股本由50,000,000港元增加至80,000,000港元。此等新股份在所有方面均與現有股份享有同等權益。股東特別大會將提呈決議案，尋求批准增加法定股本。董事相信，本公司增加法定股本，將令本公司更能靈活行事，可在適當時機考慮擴大資本基礎。然而，董事目前並無意安排任何新股發行。

股東特別大會

本公司將召開股東特別大會，以考慮並酌情通過普通決議案以批准新計劃、批准增加法定股本以及終止現行計劃，召開大會的通告載於本通函第17頁至第18頁。隨附代表委任表格，以供股東在股東特別大會使用。股東務請盡快填妥代表委任表格，並且無論如何最遲須於股東特別大會(或其任何續會)舉行時間四十八小時前交回本公司在香港的主要營業地點，地址為香港新界葵涌永業街1至3號忠信針織中心2樓。填妥及交回代表委任表格後，股東仍可按本身的意願，親身出席股東特別大會，並於會上投票。

現行計劃

股東於二零零一年五月二十二日採納並批准現行計劃。直至最後實際可行日期為止，已根據現行計劃授出的購股權共涉及28,000,000股股份，全皆尚未行使。該等購股權賦予持有人權利，可認購合共28,000,000股股份，即約為本公司於最後實際可行日期的已發行股本444,259,527股股份的6.3%。上述共涉及28,000,000股股份的購股權乃於二零零一年七月十七日授予董事及僱員，將於二零一一年五月二十一日屆滿。董事確認，在最後實際可行日期至股東特別大會舉行為止的期間，彼等不會根據現行計劃授出任何購股權。股東終止現行計劃後，新計劃將會成為本公司尚餘的唯一購股權計劃。

新計劃

建議中的新計劃主要條款載於本通函的附錄內。

實施新計劃旨在讓本集團向經選定的合資格人士授出購股權，以獎勵或酬謝彼等過去對本集團所作的貢獻及／或預期日後對本集團的貢獻。董事認為，由董事會以對於本集團成長和發展是否有實際貢獻或預期有貢獻為依據，不時決定合資格人士的人選，向彼等授出購股權認購本公司股份作為獎勵，與現代商業上的普遍做法相符。新計劃的條款規定，根據新計劃授出購股權時，董事會可決定是否設定任何禁售期限，及是否必須先行達到某些表現目標，方可行使根據新計劃授出的購股權。董事會亦會根據新計劃的條款，決定在行使購股權時以每股股份計的購股權行使價。若新計劃得以生效，董事擬於計劃期限內行使新計劃所賦予的權力，以便達到上文所述實施新計劃的目的。

若發生下文「條件」一段所述事件，董事將獲授權根據新計劃向經選定的合資格人士授出可認購股份的購股權，並將獲授權在任何根據新計劃授出並且尚未行使的購股權獲行使時，配發及發行股份。若新計劃在股東特別大會上獲採納，新計劃將於計劃期限開始之時生效。

董事會認為，由於對於計算購股權價值關係重大的多個變數尚未確定，故不宜假設購股權在最後實際可行日期已經授出，藉以衡量根據新計劃可以授出的全部購股權的價值。該等變數包括行使價、行使期、禁售期(如有)、設定的表現目標(如有)及其他有關變數。董事會相信計算購股權在最後實際可行日期的價值，不免以大量推斷假設為依據，如此計算購股權價值並無意義，更會誤導股東。

若股東在股東特別大會上批准採納新計劃，則將會根據新計劃授出的購股權獲行使時發行的股份總數，上限設定為新計劃獲批准當日已發行股份的10%。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED
信利國際有限公司
(於開曼群島註冊成立之有限公司)

董事

執行董事：
林偉華先生(主席)
黃邦俊先生
張達生先生
李建華先生

非執行董事：
鍾錦光先生

獨立非執行董事：
葉祖亭先生
香啟誠先生

註冊辦事處：
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

敬啟者：

採納新購股權計劃、終止現行購股權計劃及增加法定股本

緒言

二零零一年九月，聯交所對上市規則第十七章(股本證券 — 股份期權計劃)作出若干修訂。新規定放寬了對購股權計劃的若干限制，例如購股權計劃參與者的身份、可根據購股權計劃授出的購股權數目、對單一參與者授出的購股權上限等。另一方面，有關對關連人士授出購股權及購股權行使價的規定，則比以前嚴格。由於現行計劃不再符合上市規則有關購股權計劃的新規定，故董事建議終止現行計劃，並採納新計劃，使計劃條款符合上市規則第十七章在修訂以後的新規定。

本通函旨在向股東提供有關新計劃的額外資料。本通函亦載列股東特別大會通告，會上將會考慮並酌情通過有關批准新計劃、終止現行計劃以及增加本公司法定股本的決議案。

「計劃期限」	指	由股東於股東特別大會上採納新計劃當日起計，直至緊接新計劃滿十週年當日前一天營業時間結束時為止
「股東」	指	股份持有人
「股份」	指	本公司已發行股本中每股面值0.10港元的普通股
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	按上市規則第1.01條所賦予的涵義
「港元」及「元」	指	港元，香港法定貨幣
「%」	指	百分比

「合資格人士」	指	任何屬於下列任何類別的人士： (i) 本集團任何成員公司或任何控權股東或任何受一控權股東控制的公司的任何董事或候任董事（不論為執行或非執行董事，包括任何獨立非執行董事）或全職僱員（「**甲類合資格人士**」）；或 (ii) 持有本集團任何成員公司或任何控權股東或任何受一控權股東控制的公司所發行的證券的人士（「**乙類合資格人士**」）；或 (iii) 本集團任何成員公司或任何控權股東或任何受一控權股東控制的公司的： (a) 任何業務或合營夥伴、承判商、代理或代表， (b) 任何貨品或服務供應商，或 (c) 任何貨品或服務的任何客戶或分銷商（「**丙類合資格人士**」）； 且就新計劃而言，應包括任何由一位或多位屬於上述任何一類人士所控制的公司
「現行計劃」	指	本公司於二零零一年五月二十二日採納的購股權計劃
「股東特別大會」	指	本公司謹訂於二零零三年十二月二十二日（星期一）上午十時正舉行的股東特別大會（或其任何續會），大會通告載於本通函第17至第18頁
「本集團」	指	本公司，以及任何由本公司直接或間接持有任何股權的實體
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	董事會的獨立委員會，成員包括兩名獨立非執行董事葉祖亭先生及香啟誠先生
「最後實際可行日期」	指	二零零三年十二月二日，即本通函付印前的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新計劃」	指	本公司擬於股東特別大會上提呈，以供本公司採納的購股權計劃，其規則的主要條款概要載於本通函第8至第16頁附錄內

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

「聯繫人」	指	按上市規則第1.01條有關本集團任何成員公司的任何董事、行政總裁或主要股東所賦予的涵義
「董事會」	指	董事會或獲董事會正式授權的委員會
「本公司」	指	信利國際有限公司，於開曼群島註冊成立的有限公司，其證券在聯交所上市
「關連人士」	指	按上市規則第1.01條所賦予的涵義
「控制權」	指	對於一家公司而言，由一名人士透過以下方式而持有的權力，其可以直接或間接令該公司的事宜遵照其意願行事： (i) 透過持有股份之方式，賦予其行使或控制行使該公司股東大會上30%(或根據收購及合併守則(已獲證券及期貨事務監察委員會批准並可不時修訂)不時指明的較低比率，即導致須提出強制性全面收購建議之水平)或以上的投票權，或 (ii) 透過控制該公司大部份董事會的成員，或 (iii) 藉該公司或任何其他法團的組織章程文件所賦予的任何權力，或 (iv) 基於與另一家公司有上述任何一種關係，而其本身擁有可控制該公司之相同權力(或基於該公司與同系多家公司之關係，該等公司各自對系內其他公司擁有相同權力，且當中最後一家公司擁有可控制該公司之相同權力)
「控權股東」	指	控制本公司的人士
「董事」	指	本公司的董事

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有信利國際有限公司的股份，應立即將本通函連同隨附的代表委任表格送交買主或其他承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

信利國際有限公司

(於開曼群島註冊成立之有限公司)

採納新購股權計劃、
終止現行購股權計劃
及
增加法定股本

信利國際有限公司的主席函件載於本通函第4至7頁。信利國際有限公司謹訂於二零零三年十二月二十二日(星期一)上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東特別大會，召開大會(或其任何續會)的通告載於本通函第17至18頁。

無論股東是否有意出席上述大會，敬希股東按隨附的代表委任表格所印指示盡快填妥表格，並且無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前交回本公司的主要辦事處，地址為香港新界葵涌永業街1至3號忠信針織中心2樓。填妥及交回代表委任表格後，股東仍可按本身的意願，親身出席大會或其任何續會，並於會上投票。

二零零三年十二月五日

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY
FOR THE EXTRAORDINARY GENERAL MEETING
TO BE HELD ON MONDAY, 22 DECEMBER, 2003

(or any adjournment thereof)

I/We[1] ____

of ____

being the registered holder(s) of ____

share(s)[2] of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING** (the "Meeting") or[3] ______________________ of ______________________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Meeting to be held at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Monday, 22 December, 2003 at 10:00 a.m. (or any adjournment thereof) for the purpose of considering, if thought fit, passing with or without modifications, the proposed ordinary resolution as set out in the notice convening the Meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit and on any other resolution properly put to the Meeting.

	FOR[4]	AGAINST[4]
ORDINARY RESOLUTION (1)		
ORDINARY RESOLUTION (2)		
ORDINARY RESOLUTION (3)		

Dated this ____________ day of ____________ ,2003 Signature(s)[5] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.

2. Please insert the number of shares of HK$0.10 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman of the Meeting is preferred, delete words "**THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING**" and insert the name and address of the proxy desired in the space provided.

4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED "AGAINST"**. Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting (or any adjournment thereof) other than those referred to in the notice convening the Meeting.

5. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority, must be deposited at the Company's principal office at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or other person duly authorised.

7. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if they were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED
信 利 國 際 有 限 公 司

(於開曼群島註冊成立之有限公司)

於二零零三年十二月二十二日(星期一)舉行的
股東特別大會
(或其任何續會)
適用的代表委任表格

本人/吾等[註1] ____________________

地址為 ____________________

為信利國際有限公司(「本公司」)股本中每股面值0.10港元股份[註2] ____________ 股

的登記持有人,**茲委任股東特別大會(「大會」)主席或**[註3] ____________________

地址為 ____________________

為本人/吾等的代表,並代表本人/吾等出席本公司謹訂於二零零三年十二月二十二日(星期一)上午十時正假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行的大會(或其任何續會),藉以考慮並酌情通過召開大會通告所載的擬訂普通決議案(不論有否經修訂),於大會(或其任何續會)上代表本人/吾等按照以下指示投票,如無指示,則本人/吾等的代表可自行酌情投票,並就任何其他正式提呈大會的決議案投票。

	贊成[註4]	反對[註4]
第(1)項普通決議案		
第(2)項普通決議案		
第(3)項普通決議案		

日期:二零零三年 ________ 月 ________ 日　　簽署[註5] ____________________

附註:

1. 請用**正楷**填上全名及地址,所有聯名持有人均須填上姓名。
2. 請填上以　閣下名義登記每股面值0.10港元的股份數目,如無填上股份數目,則本代表委任表格將被視為與所有以　閣下名義登記的本公司股份有關。
3. 如擬委派大會主席以外人士為代表,請將「**股東特別大會主席**」字樣刪去,並在空格內填上擬委派代表的姓名及地址。
4. **注意:倘　閣下擬投票贊成決議案,請在「贊成」欄內加上「√」號。倘　閣下擬投票反對決議案,請在「反對」欄內加上「√」號。**倘　閣下並未於任何欄內劃上「√」號,則　閣下的代表有權自行酌情投票。此外,　閣下的代表亦有權就任何正式提呈大會(或其任何續會)但並未於召開大會通告提述的決議案自行酌情投票。
5. 本代表委任表格連同經簽署的授權書或其他授權文件(如有),或經由公證人簽署證明的授權書或授權文件副本,最遲須於大會或其續會指定舉行時間四十八小時前送抵本公司的主要辦事處,地址為香港新界葵涌永業街1至3號忠信針織中心2樓,方為有效。
6. 本代表委任表格必須由　閣下或　閣下正式書面授權的受權人簽署,或如為一家公司,則必須加蓋公司印鑑,或由獲正式授權的高級人員或其他人士親筆簽署。
7. 凡屬本公司股份的聯名登記持有人,任何一位該等持有人均可就該等股份親自或委派代表於會上投票,猶如彼為唯一有權投票者,惟倘超過一位聯名持有人親自或委派代表出席大會,則出席者中只有在股東名冊上就聯名持有的股份排名首位的人士,方有權就此投票。
8. 受委代表毋須為本公司股東,但必須親自出席大會以代表　閣下。
9. **本代表委任表格如有任何修訂,必須由簽署人簡簽作實。**

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We [I] ____________________

of ____________________

being the registered holder(s) of [II] ____________________ shares of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company"), HEREBY APPOINT[III] the Chairman of the Meeting

or ____________________

of ____________________

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at Small Connaught Room, 1/F, Mandarin Oriental, Hong Kong, 5 Connaught Road Central, Hong Kong on Wednesday, 12 May 2004 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the proposed resolutions set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and my/our name(s) in respect of the resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[IV]	AGAINST[IV]
1.	To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2003.		
2.	To declare a final dividend for the year ended 31 December 2003.		
3.	To elect Directors and to authorise the Board of Directors to fix their remuneration.		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To approve the Ordinary Resolutions A to C as set out in the Notice of Annual General Meeting:—		
	Ordinary Resolution A	A	A
	Ordinary Resolution B	B	B
	Ordinary Resolution C	C	C
6.	To approve by Ordinary Resolution the increase of the authorised share capital of the Company.		
7.	To approve by Special Resolutions the amendments to the Articles of Association of the Company.		

Dated this ____________ day of ____________ 2004 Signature[V] ____________________

Notes:

I. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.

II. Please insert the number of shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

III. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.**

IV. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

V. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised to sign the same.

VI. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holdings of Meeting or any adjournment thereof.

VII. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

VIII. Completion and return of this form of proxy will not preclude you from attending the Meeting if you so wish. In the event that you, having logded this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

股東週年大會或其任何續會
適用之代表委任表格

本人／吾等[附註一] ______________________________

地址為 ______________________________

為信利國際有限公司(「本公司」)股本中每股面值0.10港元股份 ______________________________ 股[附註二]之登記持有人，**茲委任**[附註三]大會主席或 ______________________________

地址為 ______________________________

代表本人／吾等出席本公司謹定於二零零四年五月十二日星期三下午三時正假座香港中環干諾道中5號文華東方酒店一樓細康樂廳舉行之股東週年大會(或其任何續會)，考慮並酌情通過大會通告所載之擬提呈決議案，並按如下指示於大會(或其任何續會)上代表本人／吾等以本人／吾等名義就有關決議案投票；如無任何指示，則由本人／吾等之代表酌情投票。

	決議案	贊成[附註四]	反對[附註四]
1.	省覽截至二零零三年十二月三十一日止年度之財務報表及董事會與核數師之報告書。		
2.	宣派截至二零零三年十二月三十一日止年度之末期股息。		
3.	選舉董事並授權董事會釐定彼等之酬金。		
4.	委聘核數師並授權董事會釐定彼等之酬金。		
5.	批准股東週年大會通告所載之第A至C項普通決議案：		
	第A項普通決議案	A	A
	第B項普通決議案	B	B
	第C項普通決議案	C	C
6.	以普通決議案批准增加本公司法定股本。		
7.	以特別決議案批准修訂本公司之公司組織章程細則。		

日期：二零零四年 __________ 月 __________ 日　　簽署[附註五]： ______________________________

附註：

一、 請以**正楷**填上全名及地址。所有聯名持有人之姓名均須列出。

二、 請填上本代表委任表格所涉及以　閣下名義登記之股份數目。如無填報股份數目，則本代表委任表格將被視為與所有以　閣下名義登記之本公司股份有關。

三、 如欲委派大會主席以外之任何其他人士為受委代表，請將「大會主席或」等字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。受委代表毋須為本公司股東，惟必須親自代表　閣下出席大會。**本代表委任表格內之各項修改均須由簽署人簡簽示可。**

四、 **重要提示：　閣下如欲投票贊成某項決議案，請在「贊成」欄內加上「✓」號；　閣下如欲反對某項決議案，則請在「反對」欄內加上「✓」號。**倘　閣下並無給予代表任何投票指示，則　閣下之代表可自行酌情投票。　閣下之受委代表亦可就任何有關於大會上提呈之決議案所作修訂自行酌情投票。

五、 本代表委任表格必須由　閣下或獲　閣下以書面正式授權之代理人簽署。如屬法人團體，則須加蓋公司印鑑或由獲正式授權之公司負責人或代理人親筆簽署。

六、 本代表委任表格連同授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1-3號忠信針織中心2樓)，方為有效。

七、 倘屬股份之聯名持有人，名列首位之聯名持有人方可優先投票(不論親自或委派代表)，其他聯名持有人概無投票權；就此而言，排名先後以在本公司股東名冊上就聯名持有股份而登記之次序為準。

八、 閣下在填妥及交回本代表委任表格後仍可出席大會。倘　閣下在遞交本代表委任表格後出席大會，則本代表委任表格將被視為已遭撤回。

 The Standard 5 Dec 2003

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Monday, 22 December, 2003 at 10:00 a.m. (or any adjournment thereof) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as ordinary resolution of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval of the listing of and permission to deal in the shares of the Company to be issued pursuant to the exercise of any options granted under the new share option scheme of the Company (the "Scheme"), a copy of which has been produced to this meeting marked "A" for the purpose of identification, the Scheme be and is hereby approved and adopted and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme including but without limitation:

   (1) to administer the Scheme under which options may be granted to Eligible Persons (as defined in the Scheme) to subscribe for shares in the capital of the Company;

   (2) to modify and/or amend the Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Scheme relating to modification and/or amendment;

   (3) to make application at the appropriate time or times to the Stock Exchange, and any other stock exchanges upon which the issued shares of the Company may for the time being be listed, for listing of and permission to deal in any shares of the Company which may from time to time be issued and allotted pursuant to the exercise of the options under the Scheme; and

   (4) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the Scheme."

2. "**THAT** conditional upon the passing of the resolution set out in the notice convening this meeting as Resolution 1, the share option scheme adopted by the Company on 22 May, 2001 be and is hereby terminated with immediate effect."

3. "**THAT** the authorised share capital of the Company be increased from HK$50,000,000 to HK$80,000,000 by the creation of an additional 300,000,000 Shares of HK$0.10 each ranking pari passu with the existing shares of HK$0.10 each in the capital of the Company.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 5 December, 2003

Registered office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorised to sign the same.

3. Any member entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the Company's principal office at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy shall be deemed to be revoked.

6. Where there are joint holders of any Share, any one of such joint holders may vote, either in person or by proxy, in respect of such Share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this [illegible] be determined by the order in which the names stand on the register of members of the

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED
信利國際有限公司

（於開曼群島註冊成立之有限公司）

股東特別大會通告

茲通告本公司謹訂於二零零三年十二月二十二日（星期一）上午十時正假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東特別大會（或其任何續會），藉以考慮並酌情通過下列決議案為本公司普通決議案（不論有否經修訂）：

普通決議案

1. 「動議待香港聯合交易所有限公司（「聯交所」）批准因行使根據本公司新購股權計劃（其註有「A」字樣的副本已提呈本大會，以資識別）（「該計劃」）授出的任何購股權而將予發行的本公司股份上市及買賣並在其規限下，通過及採納該計劃，並授權本公司董事會作出可能必要或權宜的所有行動，及訂立所有交易、安排及協議，以令該計劃得以全面生效，包括（但不限於）：

   (1) 管理該計劃；據此，本公司可向合資格人士（定義見該計劃）授出購股權，以認購本公司股本中的股份；

   (2) 不時修改及／或修訂該計劃，惟該等修改及／或修訂必須根據該計劃有關修改及／或修訂的條文而作出；

   (3) 於適當時候向聯交所及本公司已發行股份於當時可能上市的任何其他證券交易所提出申請，以批准本公司因行使該計劃下的購股權而不時可予發行及配發的任何股份上市及買賣；及

   (4) 同意（倘其認為此舉乃屬恰當及權宜）有關當局就該計劃可能規定或施加的條件、修改及／或更改。」

2. 「動議待召開本大會的通告所載決議案（即第1項決議案）獲得通過後，終止本公司於二零零一年五月二十二日採納的購股權計劃並即時生效。」

3. 「動議藉額外增設300,000,000股每股面值0.10港元的股份，將本公司的法定股本由50,000,000港元增至80,000,000港元。該等新增股份與本公司股本中每股面值0.10港元的現有股份均享有同等權益。」

承董事會命
主席
林偉華

香港，二零零三年十二月五日

註冊辦事處：
P. O. Box 309
Grand Cayman
Cayman Islands
British West Indies

附註：

1. 大會適用的代表委任表格連同本通告副本已一併寄發予本公司股東。

2. 委任代表的文據必須經委任人或其書面正式授權的受權人親筆簽署，或如委任人為一家公司，則必須加蓋公司印鑑或由獲授權簽署之任何高級人員、受權人或其他人士親筆簽署。

3. 凡有權出席上述通告召開的大會並於會上投票的股東，均有權委派一位或以上受委代表代其出席大會及投票。受委代表毋須為本公司股東。

4. 代表委任表格連同經簽署的授權書或其他授權文件（如有），或經由公證人簽署證明的授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送抵本公司的主要辦事處，地址為香港新界葵涌永業街1至3號忠信針織中心2樓，方為有效。

5. 股東在填妥及交回代表委任表格後，仍可親自出席所召開的大會或任何續會，並於會上投票，屆時，代表委任表格將被視為已經撤銷論。

6. 凡屬本公司股份的聯名持有人，任何一位該等聯名持有人均可就該等股份親自或委派代表於會上投票，猶如彼為唯一有權投票者；惟倘超過一位聯名持有人親自或委派代表出席大會，則出席者中只有排名